     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1997


                                                      REGISTRATION NO. 333-30851

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           --------------------------

                           DURA PHARMACEUTICALS, INC.

             (Exact name of Registrant as specified in its charter)

                     DELAWARE                                           95-3645543
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                           Identification No.)

             5880 PACIFIC CENTER BLVD., SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-2553

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 CAM L. GARNER
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           DURA PHARMACEUTICALS, INC.
             5880 PACIFIC CENTER BLVD., SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-2553

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

        FAYE H. RUSSELL, ESQ.                     THOMAS C. JANSON, JR.
        DAVID G. ODRICH, ESQ.                     SKADDEN, ARPS, SLATE,
   BROBECK, PHLEGER & HARRISON LLP                  MEAGHER & FLOM LLP
    550 WEST C STREET, SUITE 1300           300 SOUTH GRAND AVENUE, SUITE 3400
     SAN DIEGO, CALIFORNIA 92101            LOS ANGELES, CALIFORNIA 90071-3144
            (619) 234-1966                            (213) 687-5000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE:

                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY 15, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL
THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                                  $200,000,000

                                     [LOGO]

                    % CONVERTIBLE SUBORDINATED NOTES DUE 2002
                                 --------------


    The   % Convertible Subordinated Notes due 2002 (the "Notes") of Dura
Pharmaceuticals, Inc., a Delaware corporation (the "Company"), offered hereby will be convertible at any time prior to maturity, unless previously redeemed, into shares of common stock, par value $.001 per share, of the Company (the
"Common Stock") at a conversion price of $   per share, subject to adjustment
under certain conditions. The Common Stock is traded on the Nasdaq National Market under the symbol "DURA." On July 14, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $42 1/2 per share.
Interest on the Notes will be payable semi-annually on February   and August
of each year, commencing February   , 1998.


    The Notes are not redeemable prior to August   , 2000. Thereafter, the Notes
are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at the redemption prices set forth herein, plus accrued interest. Upon a Change in Control (as defined), holders of the Notes will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or any part of their Notes at the principal amount thereof plus accrued and unpaid interest. See "Description of Notes--Purchase of Notes at the Option of Holders Upon a Change in Control."


    The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. As of June 30, 1997, the Company had approximately $29.8 million of indebtedness outstanding (excluding accrued interest thereon and contingent payment obligations) that would have constituted Senior Indebtedness. See "Capitalization" and "Description of Notes--Subordination of Notes." The Company has applied to list the Notes for quotation on The Nasdaq SmallCap Market under the symbol "DURAH."


    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        PRICE TO             UNDERWRITING            PROCEEDS TO
                                                        PUBLIC(1)             DISCOUNT(2)            COMPANY(3)
Per Note........................................            %                      %                      %
Total(4)........................................            $                      $                      $

(1) Plus accrued interest, if any, from the date of issuance.

(2) The Company has agreed to indemnify the several Underwriters against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(3) Before deducting expenses of the offering estimated at $550,000 payable by the Company.

(4) The Company has granted the several Underwriters an option to purchase up to an additional $30,000,000 aggregate principal amount of Notes, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $      , $      and $      , respectively. See "Underwriting."
                              -------------------

    The Notes are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Notes will be made in New York, New York on or about      ,
1997.
                              -------------------
MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.
                                  ------------

                 The date of this Prospectus is July   , 1997.

                          DURA'S CURRENT PRODUCT LINE
                              [PHOTO OF PRODUCTS]

    The U.S. respiratory market is the focus of Dura's strategy. Dura divides this market into three primary markets:

     1) respiratory infection

     2) allergy, cough and cold


     3) asthma and chronic obstructive pulmonary disease.


    These classes of respiratory ailments are treated by the 31 products in Dura's portfolio. Twenty-four of these products are owned and promoted by Dura, six are marketed under licensing agreements with Eli Lilly and Company and Sanofi-Winthrop, Inc., and one is co-promoted with Bausch & Lomb
Pharmaceuticals, Inc.

    Dura's marketing strategy is to promote its products to allergists, pulmonologists and ENT specialists, as well as to high prescribing generalist physicians and pediatricians who treat a large number of allergy and asthma patients.

                              RECENT ACQUISITIONS
  [PHOTO OF CECLOR-Registered Trademark- CD AND KEFTAB-Registered Trademark-]


    Dura acquired the U.S. rights to two respiratory antibiotics, Keftab-Registered Trademark- (cephalexin hydrochloride, USP) and
Ceclor-Registered Trademark- CD (cefaclor extended release tablets), from Eli Lilly and Company in September 1996.


                          [PHOTO OF NASAREL/NASALIDE]


    In May 1997, Dura acquired the exclusive U.S. rights to the intranasal steroid products Nasarel-Registered Trademark- and Nasalide-Registered Trademark- (flunisolide) Nasal Solutions 0.025%.

                             AVAILABLE INFORMATION

    The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market.

                     INFORMATION INCORPORATED BY REFERENCE


    The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1996; (2) the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1997; (3) the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1997; (4) the Proxy Statement of the Company dated April 16, 1997 in connection with the Annual Meeting of Shareholders held on May 28, 1997; (5) the Current Report of the Company on Form 8-K filed on May 22, 1997; and (6) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on January 21, 1992.


    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into any such document). Requests for such documents should be submitted in writing to Mitchell R. Woodbury, Senior Vice President and General Counsel, at Dura Pharmaceuticals, Inc., 5880 Pacific Center Boulevard, San Diego, California 92121 or by telephone at (619) 457-2553.
                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING THE INFORMATION UNDER "RISK FACTORS." EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THIS PROSPECTUS MAY CONTAIN, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE.

                                  THE COMPANY

    Dura Pharmaceuticals, Inc. ("Dura" or the "Company") is a specialty respiratory pharmaceutical and pulmonary drug delivery company. The Company is engaged in developing and marketing prescription pharmaceutical products for the treatment of asthma, hay fever, chronic obstructive pulmonary disease ("COPD"), the common cold and related respiratory ailments, and is developing a pulmonary drug delivery system. Dura has strategically focused on the U.S. respiratory market because of its size and growth opportunities. The estimated size of the target market for antihistamines, asthma/rhinitis therapies, cough/cold preparations and anti-infectives in 1996 was approximately $9.5 billion. The size and fragmented nature of the market and the identifiable base of physician prescribers allow the Company to achieve significant market penetration with a specialized sales force. The Company currently markets 31 prescription products. The Company also has a separate mail service pharmacy, Health Script Pharmacy Services, Inc. ("Health Script"), which dispenses respiratory pharmaceuticals.


    Dura employs a dual marketing strategy utilizing its focused field sales force of over 230 people and a dedicated managed care sales and marketing group that covers managed care organizations and retail pharmacy chains. Dura's field sales force targets a physician base that includes approximately 80,000 U.S. allergists, ear, nose, and throat specialists ("ENTs"), pulmonologists and a selected subset of pediatricians and generalist physicians, who the Company believes collectively write a significant portion of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. The Company's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. The Company expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities.


    This marketing strategy has allowed Dura to leverage its distribution capabilities by acquiring the rights to market additional prescription pharmaceutical products through acquisition, in-license or co-promotion arrangements. Since 1992, the Company has acquired 19 products targeted at the U.S. respiratory market. In September 1996, the Company acquired from Eli Lilly and Company ("Lilly") exclusive U.S. marketing rights to the antibiotics Keftab-Registered Trademark- and Ceclor-Registered Trademark- CD. The Company began marketing Keftab in September 1996, and launched Ceclor CD in October 1996. In May 1997, the Company acquired from Syntex (USA) Inc. and other members of the Roche Group ("Syntex") the exclusive U.S. rights to the intranasal steroid products Nasarel-Registered Trademark- and Nasalide-Registered Trademark-.

    Another key component of Dura's strategy is to develop the Spiros-TM-pulmonary drug delivery system ("Spiros"). Spiros is being designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery. The Company has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Development Corporation ("Spiros Corp."), certain drug applications for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the pharmaceutical agents most frequently prescribed to treat respiratory conditions, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi Chemical Corporation ("Mitsubishi") and Fujisawa Pharmaceutical Co., Ltd. ("Fujisawa"), generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, generally in collaboration with third parties, for the systemic delivery of compounds, including certain proteins and peptides, through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. The Company has licensed certain rights to Spiros Corp. to continue a significant portion of the Spiros development program, including funding of ongoing and future clinical trials of albuterol and beclomethasone in Spiros, and formulation, preclinical development and clinical trials of ipratropium in Spiros. The Company has the right to purchase all of the outstanding shares of callable common stock of Spiros Corp. through December 31, 1999 at predetermined prices.

    In March 1997, the Company completed patient dosing in long-term and short-term pivotal clinical trials that, along with earlier studies, are intended to serve as the basis for the filing of a New Drug Application ("NDA") by Dura in late 1997 seeking U.S. Food and Drug Administration ("FDA") approval, on behalf of Spiros Corp., to market albuterol in the Spiros cassette system. The Company has also filed, on behalf of Spiros Corp., an Investigational New Drug ("IND") Application for U.S. studies on beclomethasone in the Spiros cassette system. In the first quarter of 1997, clinical trials of beclomethasone in the U.S. commenced under this IND Application. In addition, Dura, on behalf of Spiros Corp., has performed powder formulation work with the peptide drug salmon calcitonin which, in a clinical trial, demonstrated the ability to develop macromolecule aerosol powder formulation and achieve systemic delivery using the Spiros technology.

    The Company was incorporated under the laws of California in 1981 and reincorporated in Delaware in 1997. The Company's principal executive offices are located at 5880 Pacific Center Boulevard, San Diego, California 92121. Its telephone number is (619) 457-2553.

                              RECENT DEVELOPMENTS


    In May 1997, the Company acquired from Syntex the exclusive U.S. rights to the intranasal steroid products Nasarel and Nasalide. The U.S. market for intranasal steroids for the treatment of perennial and allergic rhinitis was approximately $700 million in 1996, and has averaged 24% growth over the last two years. The Company believes that this acquisition complements its existing strategy because the products fit within the Company's respiratory focus while adding a new respiratory category, nasal steroids, to its product portfolio. In addition, the Company believes that it will be able to further leverage its field sales force by offering these new products to high-prescribing physicians during sales calls. A portion of the revenues from these products is being utilized to fund the expansion of the Company's existing field sales force.


                                  RISK FACTORS

    In addition to the other information contained in this Prospectus, prospective investors should carefully consider the discussion of risk factors on pages 8 through 15 of this Prospectus in evaluating an investment in the Notes.

                                  THE OFFERING


Notes Offered Hereby..............  $200,000,000 principal amount of     % Convertible
                                    Subordinated Notes due 2002 ($230,000,000 if the
                                    Underwriters' overallotment option is exercised in
                                    full).

Interest Payment Dates............  February   and August   , commencing February   , 1998.

Maturity..........................  August   , 2002.

Conversion Rights.................  The Notes are convertible, at the option of the holder, into shares of Common Stock at any time prior to
                                    maturity or redemption at a conversion price of
                                    $        per share, subject to adjustment under certain
                                    conditions. See "Description of Notes--Conversion
                                    Rights."

Optional Redemption by the
  Company.........................  The Notes are not redeemable prior to August   , 2000.
                                    Thereafter, the Notes are redeemable at any time and
                                    from time to time at the option of the Company, in whole
                                    or in part, at the redemption prices set forth herein,
                                    plus accrued interest. See "Description of
                                    Notes--Optional Redemption by the Company."

Change in Control.................  Upon a Change in Control, holders of the Notes will have the right, subject to certain restrictions and
                                    conditions, to require the Company to purchase all or
                                    any part of their Notes at 100% of the principal amount
                                    thereof, plus accrued interest. See "Description of
                                    Notes--Purchase of Notes at the Option of Holders Upon a
                                    Change in Control."

Subordination.....................  The Notes will be subordinated to all existing and future Senior Indebtedness of the Company. The Indenture
                                    governing the Notes will not restrict the incurrence of
                                    Senior Indebtedness or other indebtedness by the
                                    Company. As of June 30, 1997, the Company had
                                    approximately $29.8 million of indebtedness outstanding
                                    (excluding accrued interest thereon and contingent
                                    payment obligations) that would have constituted Senior
                                    Indebtedness. See "Description of Notes--Subordination
                                    of Notes."

Use of Proceeds...................  The Company intends to use the net proceeds from this offering, together with the Company's existing cash,
                                    cash equivalents, short-term investments and cash
                                    generated from operations, for general corporate
                                    purposes, including: (i) to acquire, in-license,
                                    co-promote, develop and commercialize pharmaceuticals
                                    targeted at Dura's physician base or in areas related or
                                    otherwise complementary to Dura's existing business;
                                    (ii) to fund product development programs, including
                                    Spiros products; and (iii) for working capital and
                                    facilities expansion. See "Use of Proceeds."

Listing...........................  The Company has applied to list the Notes for quotation on The Nasdaq SmallCap Market under the symbol "DURAH."
                                    The Common Stock is quoted on the Nasdaq National Market
                                    under the symbol "DURA".

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)


                                                                                                  SIX MONTHS
                                                                                                    ENDED
                                                FISCAL YEAR ENDED DECEMBER 31,                     JUNE 30,
                                    -------------------------------------------------------  --------------------
                                      1992       1993       1994        1995        1996       1996       1997
                                    ---------  ---------  ---------  ----------  ----------  ---------  ---------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:(1)

Sales.............................  $   9,561  $  15,816  $  22,199  $   39,308  $   79,563  $  26,960  $  69,339

Contract revenues.................     --          2,297     10,481      12,194      24,556     10,426     15,184

  Total revenues..................      9,561     18,113     32,680      51,502     104,119     37,386     84,523

Operating income (loss)(2)........     (7,016)    (8,240)     1,456     (37,252)     21,647      7,573     23,472

Net income (loss)(2)..............     (6,769)    (8,173)     1,936     (35,778)     24,328      8,665     18,069

Net income (loss) per share(2)....      (0.47)     (0.55)      0.10       (1.53)       0.60       0.23       0.38

Weighted average number of common
  and common equivalent shares....     14,506     14,988     19,860      23,440      40,479     37,277     47,285

Ratio of earnings to fixed
  charges(3)......................     --         --            7.7x     --            22.0x      12.8x      62.2x



                                                                                               JUNE 30, 1997
                                                                                          -----------------------
                                                                            DECEMBER 31,                  AS
                                                                                1996        ACTUAL    ADJUSTED(4)
                                                                            ------------  ----------  -----------

CONSOLIDATED BALANCE SHEET DATA:

Cash, cash equivalents and short-term investments.........................   $  240,345   $  186,194   $ 379,644

Working capital...........................................................      219,864      165,944     359,394

Total assets..............................................................      504,670      535,536     735,536

Long-term obligations (excluding current portion).........................        6,670        6,910     206,910

  Shareholders' equity....................................................      443,577      468,718     468,718


------------------------


(1) Summary Consolidated Financial Information includes Health Script subsequent to its acquisition on March 22, 1995, the Rondec-Registered Trademark-product line subsequent to its acquisition on June 30, 1995, the Entex-Registered Trademark-product line subsequent to its acquisition on July 3, 1996, the Ceclor CD and Keftab products subsequent to their acquisition on September 5, 1996, and the Nasarel and Nasalide products subsequent to their acquisition on May 7, 1997.


(2) In 1993 and 1995, the Company incurred charges for purchase options and acquired in-process technology totaling $2.3 million and $43.8 million, respectively. If these charges were excluded, Dura would have reported a net loss of $5.9 million, or $0.39 per share, for 1993 and net income of $8.0 million, or $0.28 per share, for 1995.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges (net of capitalized interest). Fixed charges include interest expense, capitalized interest and the interest factor management deemed to be included in rental expense. Earnings were inadequate to cover fixed charges for the years ended December 31, 1992, 1993 and 1995 by approximately $6.8 million, $8.2 million and $35.9 million, respectively. Earnings in 1993 and 1995 were impacted by $2.3 million and $43.8 million, respectively, for charges for purchase options and acquired in-process technology.

(4) Adjusted to reflect the consummation of this offering and the application of the net proceeds as set forth under "Use of Proceeds." See also "Capitalization."

                                  RISK FACTORS

    AN INVESTMENT IN THE NOTES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE NOTES OFFERED HEREBY.

REDUCTION IN GROSS MARGINS

    There is no proprietary protection for most of the products sold by the Company and substitutes for such products are sold by other pharmaceutical companies. The Company expects average selling prices for many of its products to decline over time due to competitive and reimbursement pressures. While the Company will seek to mitigate the effect of this decline in average selling prices, there can be no assurance that the Company will be successful in these efforts. See "Business--Competition."

THIRD-PARTY REIMBURSEMENT; PRICING PRESSURES

    The Company's commercial success will depend in part on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable the Company to achieve market acceptance of its products or to maintain price levels sufficient to realize an appropriate return on the Company's investment in product acquisition, in-licensing and development. The market for the Company's products may be limited by actions of third-party payers. For example, many managed health care organizations are now controlling the pharmaceuticals that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. There can be no assurance that the Company's products will be included on the formulary lists of managed care organizations or that downward pricing pressure in the industry generally will not negatively impact the Company's operations. See "Business--Government Regulation."

DEPENDENCE ON ACQUISITION OF RIGHTS TO PHARMACEUTICAL PRODUCTS


    The Company's strategy for growth is dependent, in part, upon acquiring, in-licensing and co-promoting pharmaceuticals targeted primarily at allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians. Other companies, including those with substantially greater resources, are competing with the Company for the rights to such products. There can be no assurance that the Company will be able to acquire, in-license or co-promote additional pharmaceuticals on acceptable terms, if at all. The failure of the Company to acquire, in-license, co-promote, develop or market commercially successful pharmaceuticals would have a material adverse effect on the Company. Furthermore, there can be no assurance that the Company, once it has obtained rights to a pharmaceutical product and committed to payment terms, will be able to generate sales sufficient to create a profit or otherwise avoid a loss. See "Business--Strategy" and "Business--Strategic Alliances."


DEVELOPMENT RISKS ASSOCIATED WITH SPIROS

    Spiros will require significant additional development. There can be no assurance that development of Spiros will be completed successfully, that Spiros will not encounter problems in clinical trials that will cause the delay or suspension of such trials, that current or future testing will show Spiros to be safe or efficacious or that Spiros will receive regulatory approval. In addition, regulatory approvals will have to be obtained for each drug to be delivered through the use of Spiros prior to commercialization. Moreover, even if Spiros does receive regulatory approval, there can be no assurance that Spiros will be commercially successful, have all of the patent and other protections necessary to prevent competitors from producing similar products and not infringe on patent or other proprietary rights of third parties. The failure of Spiros to receive timely regulatory approval and achieve commercial success would have a material adverse effect on the Company. See "Business--Spiros" and "Business--Relationship with Spiros Corp."

RISKS ASSOCIATED WITH RECENT ACQUISITIONS

    In September 1996, the Company acquired from Lilly the exclusive U.S. rights to market and distribute Keftab and Ceclor CD and entered into a manufacturing agreement with Lilly which terminates in certain circumstances. In May 1997, the Company acquired from Syntex the exclusive U.S. rights to the intranasal steroid products Nasarel and Nasalide. Any interruption in the supply of these products due to regulatory or other causes could result in the inability of the Company to meet demand and could have a material adverse impact on the Company.

    The Company has limited experience in marketing antibiotic products, such as Keftab and Ceclor CD, and steroid products, such as Nasarel and Nasalide. Ceclor CD was not previously marketed to physicians prior to its October 1996 launch by Dura, and no assurance can be given that the Company will be able to continue to successfully compete with currently available products. Failure to successfully market and sell Keftab, Ceclor CD, Nasarel or Nasalide would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Dura's Current Products" and "Business--Sales and Marketing."

CUSTOMER CONCENTRATION; CONSOLIDATION OF DISTRIBUTION NETWORK

    The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market and the number of independent drug stores and small chains has decreased. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses thereby stimulating product returns to the Company. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of the Company's products which could result in a material adverse effect on the Company's business, financial condition or results of operations.


    Dura's principal customers are wholesale drug distributors and major drug store chains. For the first six months of 1997, four wholesale customers individually accounted for 20%, 18%, 17% and 14% of sales. For 1996, three wholesale customers individually accounted for 17%, 14% and 13% of sales. Two wholesale customers individually accounted for 16% and 11% of 1995 sales, and three wholesale customers individually accounted for 21%, 14% and 12% of 1994 sales. The loss of any of these customers could have a material adverse effect upon the Company's business, financial condition or results of operations.


SEASONALITY AND FLUCTUATING QUARTERLY RESULTS

    Historically, as a result of the winter cold and flu season, industry-wide demand for respiratory products has been stronger in the first and fourth quarters than in the second and third quarters of the year. In addition, variations in the timing and severity of the winter cold and flu season have influenced the Company's results of operations in the past. While the growth and productivity of the Company's sales force and the introduction by the Company of new products have historically mitigated the impact of seasonality on the Company's results of operations, recent product acquisitions by the Company, especially Keftab and Ceclor CD, which are used to treat respiratory infections, are likely to increase the impact of seasonality on the Company's results of operations. No assurances can be given that the Company's results of operations will not be materially adversely affected by the seasonality of product sales.

COMPETITION

    Many companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of Dura, are engaged in developing, marketing and selling products that compete with those offered by the Company. The selling prices of such products typically decline as competition increases. Further, other products now in use or under development by others may be more effective than Dura's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than Dura. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of Dura's products. Dura believes that competition among both prescription pharmaceuticals and pulmonary drug delivery systems aimed at the respiratory infection, allergy, cough and cold, and asthma and COPD markets will be based on, among other things, product efficacy, safety, reliability, availability and price.

    Dura directly competes with at least 25 other companies in the U.S. which are currently engaged in developing, marketing and selling respiratory pharmaceuticals. Additionally, there are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. There are two types of dry powder inhalers ("DPIs") currently in commercial use worldwide. In the U.S., individual dose DPIs currently are marketed, including the Rotohaler-TM- (developed and marketed by Glaxo Wellcome, Inc.) and the Spinhaler-Registered Trademark- (developed and marketed by Fisons Limited). The Turbuhaler-Registered Trademark- (developed and marketed by Astra Pharmaceuticals), a multiple dose DPI and the leading DPI in worldwide sales, is considered the current industry standard. In June 1997, the FDA approved for marketing the first Turbuhaler product in the United States. See "Business--Competition."

DEPENDENCE ON THIRD PARTIES

    The Company's strategy for development and commercialization of certain of its products is dependent upon entering into various arrangements with corporate partners, licensors and others and upon the subsequent success of these partners, licensors and others in performing their obligations. There can be no assurance that the Company will be able to negotiate acceptable arrangements in the future or that such arrangements or its existing arrangements will be successful. In addition, partners, licensors and others may pursue alternative technologies or develop alternative compounds or drug delivery systems either on their own or in collaboration with others, including the Company's competitors. The Company has limited experience manufacturing products for commercial purposes and currently does not have the capability to manufacture its pharmaceutical products and therefore is dependent on contract manufacturers for the production of such products for development and commercial purposes. The manufacture of the Company's products is subject to current Good Manufacturing Practice ("cGMP") regulations prescribed by the FDA. The Company relies on a single manufacturer for each of its products. In the event that the Company is unable to obtain or retain third-party manufacturing, it may not be able to commercialize its products as planned. There can be no assurance that the Company will be able to continue to obtain adequate supplies of such products in a timely fashion at acceptable quality and prices. Also, there can be no assurance that the Company will be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP and other regulatory requirements. The Company's current dependence upon others for the manufacture of its products may adversely affect future profit margins, if any, on the sale of those products and the Company's ability to develop and deliver products on a timely and competitive basis. See "Business--Manufacturing."

LIMITED MANUFACTURING EXPERIENCE

    The Company's principal manufacturing facility is located in a Company-owned building adjacent to its headquarters. The facility initially is intended to be used to formulate, mill, blend and manufacture drugs to be used with Spiros, pending regulatory approval. Equipment purchases and validation are currently scheduled through 1997. The Company's manufacturing facility must be registered with and licensed by various regulatory authorities and must comply with cGMP requirements prescribed by the FDA and the State of California. The Company is currently expanding its facilities to provide additional manufacturing capabilities. The Company will need to significantly scale up its current manufacturing operations and comply with cGMPs and other regulations prescribed by various regulatory agencies in the United States and other countries to achieve the prescribed quality and required levels of production of such products and to obtain marketing approval. Any failure or significant delay in the validation of or obtaining a satisfactory regulatory inspection of the new facility or failure to successfully scale up could have a material adverse effect on the Company's ability to manufacture products in connection with Spiros. See "Business--Manufacturing."

MANAGING GROWTH OF BUSINESS


    The Company has experienced significant growth as total revenues increased 58% in fiscal 1995, 102% in fiscal 1996, and 126% for the first six months of 1997, as compared to prior periods, primarily as a result of the acquisition or in-licensing of additional respiratory pharmaceutical products. During fiscal 1997, the Company executed an agreement relating to the acquisition of the rights to the Nasarel and Nasalide products. During fiscal 1996, the Company executed agreements relating to the acquisition of the rights to the Entex, Ceclor CD and Keftab products. During fiscal 1995, the Company executed three agreements relating to the acquisition, in-licensing and co-promotion of products and acquired Health Script. Due to the Company's emphasis on acquiring and in-licensing respiratory pharmaceutical products, the Company anticipates that the integration of the recently acquired businesses and products, as well as any future acquisitions, will require significant management attention and expansion of its sales force. The Company's ability to achieve and maintain profitability is based on management's ability to manage its changing business effectively. See "--Attraction and Retention of Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


UNCERTAINTY OF PROFITABILITY; NEED FOR ADDITIONAL FUNDS


    The Company has experienced significant operating losses in the past, and, at June 30, 1997, the Company's accumulated deficit was $60.9 million. Although the Company achieved profitability on an annual basis in 1996 and in the first six months of 1997, there can be no assurance that revenue growth or profitability will continue on an annual or quarterly basis in the future. The acquisition and in-licensing of products, the expansion of the Company's sales force in response to acquisition and in-licensing of products, the maintenance of the Company's existing sales force, the upgrade and expansion of its facilities, continued pricing pressure and the potential exercise of the Spiros Purchase Option or the Albuterol Purchase Option (as defined below), as well as funds that Dura, at its option, may provide for Spiros development, both internally and through Spiros Corp., will require the commitment of substantial capital resources and may also result in significant losses. Depending upon, among other things, the acquisition and in-licensing opportunities available, the Company may need to raise additional funds for these purposes. The Company may seek such additional funding through public and private financing, including equity or debt financing. The terms of the Notes do not restrict the incurrence by the Company of additional indebtedness, including indebtedness secured by any or all of the Company's assets or ranking senior in right of payment to the Notes. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or suspend some or all of its product acquisition and in-licensing programs, the upgrade and expansion of its facilities, the potential exercise of the Spiros Purchase Option and/or the Albuterol Purchase Option and further development of Spiros. The Company anticipates that its existing capital resources, together with cash expected to be generated from operations and available bank borrowings, should be sufficient to finance its current operations and working capital requirements through at least June 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL EXERCISE OF PURCHASE OPTIONS FOR SPIROS CORP. CALLABLE COMMON STOCK
  AND ALBUTEROL PRODUCT; DILUTION


    Dura has an option to purchase all of the currently outstanding shares of callable common stock of Spiros Corp. ("Spiros Purchase Option"). If Dura exercises the Spiros Purchase Option, it will be required to make a substantial cash payment or to issue shares of Common Stock, or both. A payment in cash would reduce Dura's capital resources. A payment in shares of Common Stock would result in a decrease in the percentage ownership of Dura's shareholders at that time. The exercise of the Spiros Purchase Option will likely require Dura to record a significant charge to earnings and may adversely impact future operating results. If Dura does not exercise the Spiros Purchase Option prior to its expiration in December 1999, the Company's rights in and to Spiros with respect to certain compounds will terminate. Dura also has the option to provide funding for Spiros development in certain circumstances. Development of Spiros Corp. products will require significant additional funds. Dura believes that the current funds of Spiros Corp. will be sufficient to fund product development by Spiros Corp. through 1997.

    As part of the Company's contractual relationship with Spiros Corp., the Company received an option to purchase certain rights to an albuterol product in a cassette version of Spiros ("Albuterol Purchase Option") exercisable at any time through the earlier of 60 days after FDA approval of such albuterol product or December 31, 1999. If the Company exercises the Albuterol Purchase Option, it will be required to make a cash payment of at least $15.0 million which could have an adverse effect on its capital resources. The Company may not have sufficient capital resources to exercise the Albuterol Purchase Option which may result in the Company's loss of valuable rights. In addition, continuation of development and commercialization of an albuterol product in a cassette version of Spiros may require substantial additional expenditures by Dura. Dura has not made any determination as to the likelihood of its exercise of the Spiros Purchase Option or the Albuterol Purchase Option. See "Business--Relationship with Spiros Corp."

GOVERNMENT REGULATION; NO ASSURANCE OF FDA APPROVAL

    Development, testing, manufacturing and marketing of the Company's products are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The process of obtaining FDA approval of pharmaceutical products and drug delivery systems is costly and time-consuming. Any new pharmaceutical product must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Marketing of drug delivery systems also requires FDA approval, which can be costly and time consuming to obtain. The Company will need to obtain regulatory approval for each drug to be delivered through the use of Spiros. There can be no assurance that the pharmaceutical products currently in development, or those products acquired or in-licensed by the Company, will be approved by the FDA. In addition, there can be no assurance that all necessary clearances will be granted to the Company or its licensors for future products or that FDA review or actions will not involve delays adversely affecting the marketing and sale of the Company's products. For both currently marketed and future products, failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on the Company.

    The FDA is continuing an evaluation of the effectiveness of all drug products containing ingredients marketed prior to 1962 (the year of enactment of the "Drug Amendments of 1962" to the Federal Food, Drug and Cosmetic Act) as part of its Drug Efficacy Study Implementation ("DESI") program and will determine which drugs are considered "new drugs" requiring approval through a New Drug Application ("NDA") for marketing. A Policy Guide (CPG 440.100) issued by the FDA indicates that the FDA will implement procedures to determine whether the new drug provisions are applicable to existing products. If a final determination is made that a particular drug requires an approved NDA, such approval will be required for marketing to continue. If such a determination is made, the FDA might impose various requirements; for example, it might require that the current product be the subject of an approved NDA, that the product be reformulated and an NDA approval be obtained, that the product must be sold on an over-the-counter basis rather than as a prescription drug or that the product must be removed from the market. The Company believes that nine of its prescription pharmaceutical products may be covered by paragraph B of the Policy Guide and is aware that one of its products may be considered to be similar or related to a DESI drug. Also, it is not aware of evidence to substantiate that three of its products have the same formulation or conditions for use as products marketed before November 13, 1984. There can be no assurance as to which regulatory course the FDA will follow, if any, with respect to many of the Company's pharmaceutical products or whether the Company will be able to obtain any approvals that the FDA may deem necessary. If any negative actions are taken by the FDA, such actions could have a material adverse effect on the Company's business. Health Script is subject to regulation by state regulatory authorities, principally state boards of pharmacy. In addition, Health Script is subject to regulation by other state and federal agencies with respect to reimbursement for prescription drug benefits provided to individuals covered primarily by publicly-funded programs. See "Business--Government Regulation."


PATENTS AND PROPRIETARY RIGHTS

    The Company's success will depend in part on its ability to obtain patents on current or future products or formulations, defend its patents, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the U.S. and abroad. However, only six of the pharmaceuticals currently marketed by the Company are covered by patents. The Company also has licenses or license rights to certain other U.S. and foreign patent and patent applications. There can be no assurance that patents, U.S. or foreign, will be obtained, or that, if issued or licensed to the Company, they will be enforceable or will provide substantial protection from competition or be of commercial benefit to the Company or that the Company will possess the financial resources necessary to enforce or defend any of its patent rights. Federal court decisions establishing legal standards for determining the validity and scope of patents in the field are in transition. There can be no assurance that the historical legal standards surrounding questions of validity and scope will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future. The commercial success of the Company will also depend upon avoiding the infringement of patents issued to competitors and upon maintaining the technology licenses upon which certain of the Company's current products are, or any future products under development might be, based. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's patent and license rights or to determine the scope and validity of proprietary rights of third parties. If any of the Company's products are found to infringe upon patents or other rights owned by third parties, the Company could be required to obtain a license to continue to manufacture or market such products. There can be no assurance that licenses to such patent rights would be made available to the Company on commercially reasonable terms, if at all. If the Company does not obtain such licenses, it could encounter delays in marketing affected products while it attempts to design around such patents or it could find that the development, manufacture or sale of products requiring such licenses is not possible. The Company currently has certain licenses from third parties and in the future may require additional licenses from other parties to develop, manufacture and market commercially viable products effectively. There can be no assurance that such licenses will be obtainable on commercially reasonable terms, if at all, or that the patents underlying such licenses will be valid and enforceable. See "Business--Patents and Proprietary Rights."

PRODUCT LIABILITY AND RECALL

    The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its technologies or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has product liability insurance; however, there can be no assurance that the level or breadth of any insurance coverage will be sufficient to fully cover potential claims. There can be no assurance that adequate insurance coverage will be available in the future at acceptable costs, if at all, or that a product liability claim or recall would not materially and adversely affect the business or financial condition of the Company.

ATTRACTION AND RETENTION OF KEY PERSONNEL

    The Company is highly dependent on the principal members of its management staff, the loss of whose services might impede the achievement of development objectives. Although the Company believes that it is adequately staffed in key positions and that it will be successful in retaining skilled and experienced management, operational and scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on the Company, especially in light of the Company's recent significant growth.

CHANGE IN CONTROL

    Certain provisions of the Company's charter documents and terms relating to the acceleration of the exercisability of certain warrants and options relating to the purchase of such securities by the Company in the event of a change in control may have the effect of delaying, deferring or preventing a change in control of the Company, thereby possibly depriving shareholders of receiving a premium for their shares of the Common Stock. In addition, upon a Change in Control (as defined) of the Company, the Company will be required to offer to purchase for cash all of the outstanding Notes at a purchase price of 100% of the principal amount thereof, plus accrued but unpaid interest through the Change in Control Purchase Date. The Change in Control purchase features of the Notes may in certain circumstances have an anti-takeover effect. See "Description of Notes--Purchase of Notes at Option of Holders upon a Change in Control." If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Notes tendered by the holders thereof and to repay other indebtedness that may become due as a result of any Change in Control.

VOLATILITY OF COMPANY STOCK PRICE


    The market prices for securities of emerging companies, including the Company, have historically been highly volatile. Future announcements concerning the Company or its competitors may have a significant impact on the market price of the Common Stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, government decisions on commercialization of products, developments concerning proprietary rights, litigation or public concern as to safety of the Company's products.


ABSENCE OF DIVIDENDS

    The Company has never paid any cash dividends on its Common Stock. In accordance with a bank loan agreement, the Company is prohibited from paying cash dividends without prior bank approval. The Company currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future.

ABSENCE OF EXISTING MARKET FOR NOTES

    The Notes will constitute a new issue of securities with no established trading market. The Company has applied to list the Notes on The Nasdaq SmallCap Market. No assurance can be given that an active trading market for the Notes will develop, or, if such market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.

SUBORDINATION


    The Notes will be unsecured and subordinated in right of payment to all existing and future Senior Indebtedness and will be structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. As of June 30, 1997, the Company had approximately $29.8 million of indebtedness outstanding (excluding accrued interest thereon and contingent payment obligations) that would have constituted Senior Indebtedness. As of the date hereof, substantially all of the Company's operations are conducted by Dura, and not through subsidiaries. The Indenture will not limit the ability of the Company to transfer assets to, or to acquire assets in, subsidiaries of the Company in the future. The Company is currently considering transferring a substantial portion of its assets to subsidiaries of the Company; however, no decision has been made with respect to such transfer. The right of the Company to participate in the assets of any subsidiary (and thus the ability of holders of the Notes to benefit indirectly from such assets) are generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. The Notes, therefore, will be subordinated by operation of law to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a claim.


FORWARD-LOOKING STATEMENTS

    Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus or documents incorporated by reference herein.

                                USE OF PROCEEDS

    The net proceeds to the Company from this offering are estimated to be $193,450,000 ($222,550,000 if the Underwriters' over-allotment option is exercised in full). These proceeds, together with the Company's existing cash, cash equivalents, short-term investments and cash generated from operations, will be used for general corporate purposes, including: (i) to acquire, in-license, co-promote, develop and commercialize pharmaceuticals targeted at Dura's physician base or in areas related or otherwise complementary to Dura's existing business; (ii) to fund product development programs, including Spiros products; and (iii) for working capital and facilities expansion. At present, the Company is actively pursuing the acquisition of rights to several products and/or companies which may require the use of substantial capital resources; however, there are no present agreements or commitments with respect to any such acquisition.

    The cost, timing and amount of funds required for all specific uses by the Company cannot be precisely determined by the Company at this time and is at management's discretion. The rate of the Company's progress in acquiring and in-licensing new products, the timing and nature of regulatory action and the availability of alternative methods of financing, including agreements with other companies relating to the development, manufacture and marketing of products, will also determine the allocation and timing of the Company's use of the proceeds from this offering.

    Pending applications of the proceeds as described above, the Company plans to invest the net proceeds of the offering in high-grade, short-term, interest-bearing investments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is traded on the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "DURA." The following table sets forth the intraday high and low prices for the Common Stock for the periods indicated, as reported on the Nasdaq National Market, as adjusted for the 2-for-1 stock split in the form of a 100% stock dividend, effective July 1, 1996.


                                                                                                  HIGH        LOW
                                                                                                ---------  ---------
1995:
1st Quarter...................................................................................  $   7 1/2  $   5 3/4
2nd Quarter...................................................................................      9 7/8      6 1/2
3rd Quarter...................................................................................     17 1/2      9 1/8
4th Quarter...................................................................................     17 3/4     13 1/4

1996:
1st Quarter...................................................................................  $  27 1/4  $  16 3/8
2nd Quarter...................................................................................   34 11/16         22
3rd Quarter...................................................................................     40 1/2     19 3/4
4th Quarter...................................................................................     47 7/8     29 1/2

1997:
1st Quarter...................................................................................     47 1/8     31 3/4
2nd Quarter...................................................................................         44     22 3/4
3rd Quarter (through July 14).................................................................  $  44 7/8  $  39 3/4



    On July 14, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $42 1/2 per share. As of July 1, 1997, there were approximately 360 holders of record of the Common Stock.


    The Company has never paid any cash dividends on its Common Stock. In accordance with a bank loan agreement, the Company is prohibited from paying cash dividends without prior bank approval. The Company currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth the actual capitalization of the Company at June 30, 1997 and as adjusted to give effect to this offering and the application of the net proceeds therefrom. See "Use of Proceeds."



                                                                                                JUNE 30, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                           (DOLLARS IN THOUSANDS)

Cash, cash equivalents and short-term investments........................................  $  186,194   $ 379,644
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Current portion of long-term obligations.................................................  $   22,896   $  22,896
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term obligations (excluding current portion of long-term obligations)...............  $    6,910   $   6,910
  % Convertible subordinated notes due 2002..............................................      --         200,000
                                                                                           ----------  -----------
                                                                                                6,910     206,910
                                                                                           ----------  -----------
SHAREHOLDERS' EQUITY:
  Preferred Stock; 5,000,000 shares authorized;
    no shares issued or outstanding......................................................      --          --
  Common Stock; 100,000,000 shares authorized;
    43,847,803 shares outstanding (1)....................................................     531,377     531,377
  Accumulated deficit....................................................................     (60,923)    (60,923)
  Unrealized gain (loss) on investments..................................................          76          76
  Warrant subscriptions receivable.......................................................      (1,812)     (1,812)
                                                                                           ----------  -----------
    Total shareholders' equity...........................................................     468,718     468,718
                                                                                           ----------  -----------
    Total capitalization.................................................................  $  475,628   $ 675,628
                                                                                           ----------  -----------
                                                                                           ----------  -----------


------------------------


(1) Excludes (a) 3,178,254 shares of Common Stock issuable upon the exercise of options outstanding at June 30, 1997 under the Company's stock option plan,
    (b) 1,671,959 shares of Common Stock available for future grants under such plan and (c) 3,856,016 shares of Common Stock issuable upon exercise of
    warrants outstanding at June 30, 1997. Also excludes     shares of Common
    Stock issuable upon conversion of the Notes offered hereby. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The statement of operations data set forth below for each of the three years in the period ended December 31, 1996, and the balance sheet data at December 31, 1996, are derived from, and are qualified by reference to, the audited financial statements incorporated by reference in this Prospectus and should be read in conjunction with those financial statements and notes thereto. The statement of operations data for the fiscal years ended December 31, 1992 and 1993 are derived from audited financial statements not included or incorporated by reference herein. The management of the Company believes that the unaudited information at June 30, 1997, and for the six-month periods ended June 30, 1996 and 1997, contains all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position at such date and the results of operations for such periods. Operating results for the six-month period ended June 30, 1997, are not necessarily indicative of results to be expected for the fiscal year ending December 31, 1997 or any other interim period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus and the Company's financial statements and related notes incorporated by reference in this Prospectus.



                                                                                                            SIX MONTHS
                                                           FISCAL YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                                                -----------------------------------------------------  --------------------
                                                  1992       1993       1994       1995       1996       1996       1997
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)
Revenues:
  Sales.......................................  $   9,561  $  15,816  $  22,199  $  39,308     79,563  $  26,960  $  69,339
  Contract....................................     --          2,297     10,481     12,194     24,556     10,426     15,184
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues................................      9,561     18,113     32,680     51,502    104,119     37,386     84,523
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating costs and expenses:
  Cost of sales...............................      2,700      3,782      3,894     10,618     21,301      7,422     15,946
  Clinical, development and regulatory........      1,354      2,819      9,354      8,408     18,540      7,119     12,353
  Selling, general and administrative.........     12,523     17,437     17,976     25,955     42,631     15,272     32,752
  Other charges(2)............................     --          2,315     --         43,773     --         --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss).......................     (7,016)    (8,240)     1,456    (37,252)    21,647      7,573     23,472
Other income-net..............................        247         67        514      1,880      6,220      1,892      6,101
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.............     (6,769)    (8,173)     1,970    (35,372)    27,867      9,465     29,573
Provision for income taxes....................     --         --             34        406      3,539        800     11,504
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)(2)..........................  $  (6,769) $  (8,173) $   1,936  $ (35,778) $  24,328  $   8,665  $  18,069
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share(2)................  $   (0.47) $   (0.55) $    0.10  $   (1.53) $    0.60  $    0.23  $    0.38
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common and common
 equivalent shares............................     14,506     14,988     19,860     23,440     40,479     37,277     47,285
Ratio of earnings to fixed charges(3).........     --         --            7.7x    --           22.0x      12.8x      62.2x



                                                                                          DECEMBER 31,  JUNE 30,
                                                                                              1996        1997
                                                                                          ------------  ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.......................................   $  240,345   $ 186,194
Working capital.........................................................................      219,864     165,944
Total assets............................................................................      504,670     535,536
Long-term obligations (excluding current portion).......................................        6,670       6,910
Shareholders' equity(4).................................................................      443,577     468,718


------------------------------

(1) Selected financial data includes Health Script subsequent to its acquisition on March 22, 1995, the Rondec product line subsequent to its acquisition on June 30, 1995, the Entex product line subsequent to its acquisition on July 3, 1996 and the Ceclor CD and Keftab products subsequent to their acquisition on September 5, 1996, and the Nasarel and Nasalide products subsequent to their acquisition on May 7, 1997.

(2) The 1993 charge of $2.3 million represents the charge for the option to acquire all of the outstanding stock of DDSI. The 1995 charge of $43.8 million represents the $30.8 million charge for acquired in-process technology associated with the DDSI acquisition and the $13.0 million charge for the contribution to Spiros Corp. If these charges were excluded, Dura would have reported a net loss of $5.9 million, or $0.39 per share, for 1993 and net income of $8.0 million, or $0.28 per share, for 1995.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges (net of capitalized interest). Fixed charges include interest expense, capitalized interest and the interest factor management deemed to be included in rental expense. Earnings were inadequate to cover fixed charges for the years ended December 31, 1992, 1993 and 1995 by approximately $6.8 million, $8.2 million and $35.9 million, respectively. Earnings in 1993 and 1995 were impacted by $2.3 million and $43.8 million, respectively, for charges for purchase options and acquired in-process technology.
(4) No cash dividends were declared or paid during the periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following comments should be read in conjunction with the Consolidated Financial Statements and Notes incorporated herein by reference. See "Risk Factors" for trends and uncertainties known to the Company that could cause reported financial information not to be necessarily indicative of future results, including discussion of the effects of seasonality on the Company.

RECENT DEVELOPMENTS


    During the second half of 1996 and the first half of 1997, the Company made significant acquisitions of product rights and licenses. In July 1996, the Company acquired the worldwide rights to the Entex-Registered Trademark-products, consisting of four prescription upper respiratory drugs. In September 1996, the Company acquired the exclusive U.S. marketing rights to the patented antibiotics Ceclor CD and Keftab. In May 1997, the Company acquired the exclusive U.S. rights to the intranasal steriod products Nasarel and Nasalide. The acquisition of these products has had a material impact on the Company's financial position and results of operations.


RESULTS OF OPERATIONS


    SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996



    Total revenues for the six-month period ended June 30, 1997 were $84.5 million, an increase of $47.1 million, as compared to the same period in 1996. Net income for the six-month period ended June 30, 1997 was $18.1 million, an increase of $9.4 million, or $0.15 per share, over the same period in 1996.



    Pharmaceutical sales for the six-month period ended June 30, 1997 were $69.3 million, an increase of 157% over the same period in 1996. This increase is due primarily to new product acquisitions of the Entex products, Ceclor CD, Keftab, Nasarel and Nasalide.



    Gross profit (pharmaceutical sales less cost of sales) for the six-month period ended June 30, 1997 was $53.4 million, an increase of $33.9 million as compared to the same period in 1996. Gross profit as a percentage of sales for the six-month period ended June 30, 1997 was 77%, as compared to 72% for the same period in 1996. This increase is due to higher gross margins earned on sales of the Entex products, Ceclor CD, Keftab, Nasarel and Nasalide as compared to the average gross margins earned on the Company's other products.



    Contract revenues for the six-month period ended June 30, 1997 were $15.2 million, an increase of $4.8 million, or 46%, as compared to the same period in 1996. The Company, under agreements with several companies, conducts feasibility testing and development work on various compounds for use with Spiros, a proprietary pulmonary drug delivery system. Contract revenues from Spiros-related development and feasibility agreements for the six-month period ended June 30, 1997 were $15.1 million, including $12.2 million from Spiros Corp., as compared to $8.7 million, including $7.8 million from Spiros Corp. for the same period in 1996. Contract revenues from royalties were $619,000 for the six-month period ended June 30, 1997 and $1.7 million for the same period in 1996.



    Clinical, development and regulatory expenses for the six-month period ended June 30, 1997 were $12.4 million, an increase of $5.2 million over the same period in 1996. The increase reflects expenses incurred by the Company under feasibility and development agreements covering the use of various compounds with Spiros.



    Selling, general and administrative expenses for the six-month period ended June 30, 1997 were $32.8 million, an increase of $17.5 million as compared to the same period in 1996. Such expenses decreased as a percentage of total revenues to 39% as compared to 41% for the same period in 1996. The dollar increase is primarily due to increased costs incurred to support the Company's sales and contract revenue growth, including costs associated with expanding the Company's sales force, higher marketing costs relating to the newly-acquired products, and amortization of newly-acquired product rights. The decrease as a percentage of revenues reflects the growth of pharmaceutical sales due to new product acquisitions and the growth of contract revenues.



    Other income--net (primarily interest income) for the six month period ended June 30, 1997 increased $4.2 milllion to $6.1 million as compared to the same period in 1996. This increase is due to an increase in interest income of $4.0 million from higher balances of cash and short-term investments resulting from public stock offerings completed in May and November 1996.



    The Company's effective tax rate was 39% for the six-month period ended June 30, 1997 compared to 8% for the same period in 1996. This increase is primarily due to the utilization of net operating loss carryforwards in 1996. Net operating loss carryforwards available in 1997 relate primarily to tax deductions for previously exercised stock options; accordingly, the related benefit from their utilization will be credited to Common Stock.


    FISCAL YEAR 1996 ("1996") COMPARED TO FISCAL YEAR 1995 ("1995")

    Total revenues in 1996 increased $52.6 million, up 102%, as compared to 1995. Net income for 1996 was $24.3 million as compared with a net loss of $35.8 million for 1995, a change of $60.1 million or $2.13 per share. The 1995 net loss of $35.8 million was due to charges totalling $43.8 million relating to the Company's Spiros development program, consisting of a $30.8 million noncash charge for in-process technology acquired in connection with Dura's acquisition of DDSI and a $13.0 million purchase option charge resulting from the cash contribution to Spiros Corp.

    Pharmaceutical sales in 1996 increased by $40.3 million, or 102%, as compared to 1995 due primarily to sales of products acquired in 1996 as well as higher sales at Health Script, acquired in March 1995.

    Gross profit for 1996 increased by $29.6 million, or 103%, as compared to 1995 due to the increase in pharmaceutical sales. Gross profit as a percentage of sales remained steady at 73%.

    Contract revenues in 1996 increased by $12.4 million, or 101%, as compared to 1995. The Company, under agreements with several companies, conducts feasibility testing and development work on various compounds for use with Spiros. In addition, the Company receives royalties primarily from the co-promotion of pharmaceutical products. Contract revenues from Spiros-related development and feasibility agreements generated $21.2 million in 1996, including $19.1 million from Spiros Corp., compared to $9.5 million, including $8.0 million from DDSI, in 1995. Contract revenues from royalties were $3.4 million in 1996 as compared to $2.6 million for 1995.

    Clinical, development and regulatory expenses for 1996 increased by $10.1 million to $18.5 million as compared to 1995. The increase reflects expenses incurred by the Company under feasibility and development agreements covering the use of various compounds with Spiros.

    Selling, general and administrative expenses in 1996 increased $16.7 million to $42.6 million as compared to 1995, and decreased as a percent of total revenues to 41% in 1996 from 50% in 1995. The dollar increase results primarily from marketing costs related to newly acquired products as well as higher costs at Health Script to support its increased sales. The decrease as a percentage of revenues reflects increased productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions, and the growth of contract revenues.

    Other income--net (primarily interest income) for 1996 increased $4.3 million to $6.2 million as compared to 1995. The increase is due to an increase in interest income of $4.1 million from cash generated from the August 1995 and May and November 1996 public stock offerings as well as cash generated from operations.

    The Company recorded an income tax provision of $3.5 million for 1996 as compared to $406,000 for 1995. The increased provision is due to the increase in income before income taxes in 1996. The 1996 provision reflects the expected combined federal and state tax rate of approximately 40% largely offset by the benefit from the utilization of net operating loss carryforwards.

    FISCAL YEAR 1995 ("1995") COMPARED TO FISCAL YEAR 1994 ("1994")

    Total revenues in 1995 increased $18.8 million, or 58%, over 1994. However, the Company incurred a net loss in 1995 of $35.8 million, or $1.53 per share, due to charges totaling $43.8 million related to the Company's Spiros development program. The charges consisted of a $30.8 million non-cash charge for in-process technology acquired in connection with Dura's acquisition of DDSI and a $13.0 million purchase option charge resulting from the cash contribution to Spiros Corp. If the charges were excluded, the Company would have reported net income in 1995 of $8.0 million or $0.28 per share.

    Pharmaceutical sales in 1995 increased by $17.1 million, or 77%, over 1994 due primarily to the $15.3 million in sales generated by Health Script, 1995 product acquisitions and internally-developed products that were launched in the second half of 1994. The remaining increase was generated by the pre-existing product line for which sales growth was impacted by the relatively weak cough/cold season experienced across the country in the first quarter of 1995.

    Gross profit for 1995 increased by $10.4 million, or 57%, as compared to 1994. Gross profit as a percentage of sales decreased to 73% in 1995 from 82% in 1994 due primarily to the lower margins generated on sales by Health Script in addition to the impact of contract pricing to managed care organizations.

    Contract revenues in 1995 increased by $1.7 million as compared to 1994. In 1995 and 1994, the Company recorded contract revenues of $1.6 million and $400,000, respectively, relating to an agreement with Drug Royalty Corporation USA Inc. ("DRC") under which the Company received funding through December 1995 to expand its sales force. In addition, the Company conducts development work under contracts with several companies and receives royalties. The development contracts relate to the testing and development of various compounds for use with Spiros and generated revenues in 1995 and 1994 of $9.5 million and $9.9 million, respectively, including $8.0 million and $9.2 million from DDSI. The Company recorded royalties under the co-promotion arrangement with Bausch & Lomb Pharmaceuticals, Inc. ("Bausch & Lomb") of $813,000 in 1995.

    Clinical, development and regulatory expenses in 1995 decreased by $946,000, or 10%, from 1994. Under an agreement with DDSI, the Company managed the development of DDSI products and incurred development expenses on behalf of DDSI in 1995 and 1994 of $6.4 million and $8.3 million, respectively, for which it received contract revenues. The decrease in DDSI development expenses resulted primarily from the shift from use of outside contractors to Dura employed personnel and resources. This decrease was partially offset by increased expenses associated with work being performed under development contracts, for which the Company recorded contract revenues of $1.0 million in 1995, and by costs associated with the internal development of respiratory pharmaceutical products.

    Selling, general and administrative expenses in 1995 increased by $8.0 million over 1994 and decreased as a percentage of revenues from 55% in 1994 to 50% in 1995. The dollar increase results primarily from the operating costs of Health Script, acquired in March 1995, and increased sales and contracting levels. The decrease as a percentage of revenues reflects an increase in the productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions and the growth of contract revenues.

    Other income--net (primarily interest income) in 1995 increased by $1.4 million as compared to 1994. The increase resulted primarily from interest income on cash balances generated by the November 1994 and August 1995 stock offerings which was partially offset by interest expense resulting from obligations incurred in connection with 1995 acquisitions.

    The Company recorded income tax provisions of $406,000 and $34,000 in 1995 and 1994, respectively. The provisions reflect the expected combined federal and state tax rate of 40% offset by the benefit from utilization of net operating loss carryforwards, which are generally limited to 90% of taxable income.

LIQUIDITY AND CAPITAL RESOURCES


    Cash, cash equivalents and short-term investments decreased by $54.1 million to $186.2 million at June 30, 1997 from $240.3 million at December 31, 1996. The decrease is due primarily to the acquisition of the intranasal steroid products Nasarel and Nasalide for $70 million in May 1997 and capital expenditures of $13.7 million, partially offset by cash generated from operations. Working capital decreased by $54.0 million to $165.9 million at June 30, 1997 from $219.9 million at December 31, 1996.



    At June 30, 1997, the Company had an aggregate of $29.8 million in long-term obligations, of which $22.9 million is to be paid during 1997. As of June 30, 1997, additional future contingent obligations totaling $97.9 million relating to product acquisitions are due through 2004.



    In April 1997, the Company entered into a loan agreement which provides for the borrowing of up to $50 million on an unsecured basis through May 1, 1999. As of June 30, 1997, no borrowings were outstanding under this loan.



    The Company provides development and management services to Spiros Corp. pursuant to various agreements for the development of Spiros Corp.'s dry powder drug delivery technology. Dura records contract revenues from Spiros Corp. equal to amounts due for such services, less a pro rata amount allocated to a warrant subscription receivable. The Company has a purchase option to acquire all of the shares of Spiros Corp., which is exercisable through December 31, 1999, at predetermined prices, payable at the Company's option in cash or Common Stock or a combination thereof. In addition, the Company has an option, through specified dates, to acquire Spiros Corp.'s exclusive rights for use of Spiros with albuterol in the cassette version for a minimum of $15 million in cash.



    The Company anticipates that its existing capital resources, together with cash expected to be generated from operations and available bank borrowings, should be sufficient to finance its operations and working capital needs through at least June 1998. Significant additional resources, however, may be required in connection with product or company acquisitions, in-licensing opportunities, or the development of Spiros products. At present, the Company is actively pursuing the acquisition of rights to several products and/or companies which may require the use of substantial capital resources; however, there are no present agreements or commitments with respect to such acquisitions.

                                    BUSINESS

OVERVIEW

    Dura is a specialty respiratory pharmaceutical and pulmonary drug delivery company. The Company is engaged in developing and marketing prescription pharmaceutical products for the treatment of asthma, hay fever, COPD, the common cold and related respiratory ailments, and is developing a pulmonary drug delivery system. Dura has strategically focused on the U.S. respiratory market because of its size and growth opportunities. The estimated size of the target market for antihistamines, asthma/rhinitis therapies, cough/cold preparations and anti-infectives in 1996 was approximately $9.5 billion. The size and fragmented nature of the market and the identifiable base of physician prescribers allow the Company to achieve significant market penetration with a specialized sales force. The Company currently markets 31 prescription products. The Company also has a separate mail service pharmacy, Health Script, which dispenses respiratory pharmaceuticals.


    Dura employs a dual marketing strategy utilizing its focused field sales force of over 230 people and a dedicated managed care sales and marketing group that covers managed care organizations and retail pharmacy chains. Dura's field sales force targets a physician base that includes approximately 80,000 U.S. allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians, who the Company believes collectively write a significant portion of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. The Company's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. The Company expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities.


    This marketing strategy has allowed Dura to leverage its distribution capabilities by acquiring the rights to market additional prescription pharmaceutical products through acquisition, in-license or co-promotion arrangements. Since 1992, the Company has acquired 19 products targeted at the U.S. respiratory market. In September 1996, the Company acquired from Lilly exclusive U.S. marketing rights to the antibiotics Keftab and Ceclor CD. The Company began marketing Keftab in September 1996, and launched Ceclor CD in October 1996. In May 1997, the Company acquired from Syntex the exclusive U.S. rights to the intranasal steroid products Nasarel and Nasalide.

    Another key component of Dura's strategy is to develop Spiros. Spiros is being designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery. The Company has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Corp., certain drug applications for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the pharmaceutical agents most frequently prescribed to treat respiratory conditions, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi and Fujisawa generally for use with certain of their proprietary respiratory products, and
(iii) developing Spiros, generally in collaboration with third parties, for the systemic delivery of compounds, including certain proteins and peptides, through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. The Company has licensed certain rights to Spiros Corp. to continue a significant portion of the Spiros development program, including funding of ongoing and future clinical trials of albuterol and beclomethasone in Spiros, and formulation, preclinical development and clinical trials of ipratropium in Spiros. The Company has the right to purchase all of the outstanding shares of callable common stock of Spiros Corp. through December 31, 1999 at predetermined prices.

    In March 1997, the Company completed patient dosing in long-term and short-term pivotal clinical trials that, along with earlier studies, are intended to serve as the basis for the filing of an NDA by Dura in late 1997 seeking FDA approval, on behalf of Spiros Corp., to market albuterol in the Spiros cassette system. The Company has also filed, on behalf of Spiros Corp., an IND Application for U.S. studies on beclomethasone in the Spiros cassette system. In the first quarter of 1997, clinical trials of beclomethasone in the U.S. commenced under this IND Application. In addition, Dura, on behalf of Spiros Corp., has performed powder formulation work with the peptide drug salmon calcitonin which, in a clinical trial, demonstrated the ability to develop macromolecule aerosol powder formulation and achieve systemic delivery using the Spiros technology.

U.S. RESPIRATORY MARKET

    Dura divides the U.S. respiratory market into three primary markets: (i) respiratory infection, (ii) allergy, cough and cold and (iii) asthma and COPD.

    RESPIRATORY INFECTION. Respiratory infections are generally caused by a variety of bacteria and can affect either the upper respiratory tract (nasal cavity, sinuses and throat) or the lower respiratory tract (lungs). The resulting diagnoses include sinusitis, tonsillitis and bronchitis. These infections are treated with antibiotics, which kill the bacteria causing the symptoms. There are a variety of classes of antibiotics that treat specific ranges, or spectrums, of bacteria. Classes used to treat respiratory infection include cephalosporins, broad spectrum macrolides and quinolones. The market for these classes is very large, totaling $4.6 billion in 1996 for the oral solid forms alone. The cephalosporin class accounts for approximately $1.3 billion of this total.

    ALLERGY, COUGH AND COLD. While the causes of allergies (which can be seasonal or perennial) and cough and colds differ, nasal congestion and sneezing are common symptoms of these diseases. The U.S. combined market for therapeutic drugs to treat allergies, cough and cold was over $2.1 billion in 1996. Antihistamines and antihistamine/decongestant combinations are the most widely used forms of therapy for allergies and represent the largest portion of the allergy, cough and cold market in the United States. An additional form of therapy for allergies includes intranasal steroids, such as Nasarel and Nasalide, which are increasingly being prescribed for allergic rhinitis. Cough and cold preparations represent the next largest portion of the allergy, cough and cold market and include decongestant and decongestant/ expectorant combinations, cough suppressants and antihistamine combinations and expectorants.


    ASTHMA AND COPD. Asthma is a complex physiological disorder characterized by airway hyperactivity to a variety of stimuli such as dust, pollen, stress or physical exercise, resulting in airway obstruction that is partially or temporarily reversible. The U.S. asthma population has grown steadily in recent years. COPD is a complex condition comprising a combination of chronic bronchitis, emphysema and airway obstruction. The disease affects males more often than females and is exacerbated by smoking and other insults to the lung. Incidence is as high as 20% of the adult male population, though only a minority are clinically disabled. The U.S. combined market for therapeutic drugs to treat asthma and COPD was approximately $2.8 billion in 1996. The primary categories of therapeutic drugs used in the treatment of asthma and COPD include bronchodilators and anti-inflammatories. Bronchodilators dilate the airways and include beta agonists (such as bitolterol and albuterol), xanthines (such as theophylline) and anticholinergics (such as ipratropium). Anti-inflammatories reduce inflammation and include cromolyns and glucocorticoids (such as triamcinolone, beclomethasone, flunisolide and budesonide).


STRATEGY

    The Company's objective is to be a leading supplier of respiratory pharmaceuticals and pulmonary drug delivery systems. The Company attempts to achieve this objective through the implementation of the following:

    - FOCUSING MARKETING EFFORTS ON RESPIRATORY PHYSICIAN SPECIALISTS. Dura employs a dual marketing strategy utilizing its focused field sales force and a dedicated managed care sales and marketing group. Dura's field sales force targets a physician base that includes approximately 80,000 U.S. allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians, who the

      Company believes collectively write a significant portion of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. The Company's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. The Company expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities.


    - ACQUIRING, IN-LICENSING OR CO-PROMOTING RESPIRATORY PRESCRIPTION PHARMACEUTICALS. The Company seeks to acquire, in-license or co-promote respiratory prescription pharmaceuticals or companies developing and/or marketing such pharmaceuticals. The Company is particularly focused on respiratory drugs that are under-promoted by large pharmaceutical companies. The Company believes that the pharmaceutical industry is undergoing a restructuring that may create greater opportunities for the Company. For example, many large pharmaceutical companies are consolidating and merging and/or redirecting their sales forces, which may lead to the underpromotion of certain products deemed too small for large sales forces and create significant acquisition, in-licensing and co-promotion opportunities. Additionally, consolidation within the sector may make small product lines less desirable to large pharmaceutical companies. The Company is actively pursuing the acquisition of rights to products and/or companies, which may require the use of substantial capital resources.

    - DEVELOPING SPIROS. The Company has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Corp., certain drug applications for use in Spiros, including in the near term albuterol, beclomethasone and ipratropium, three of the most frequently prescribed pharmaceutical agents to treat respiratory conditions, (ii) licensing Spiros primarily to pharmaceutical companies generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, generally in collaboration with third parties, for the systemic delivery of compounds, including certain proteins and peptides, through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. These Spiros development programs are currently being undertaken primarily through strategic relationships with Spiros Corp., Mitsubishi, Fujisawa, and Trega Biosciences, Inc. ("Trega").

DURA'S CURRENT PRODUCTS

    The Company currently markets 31 prescription products, including 25 that are off-patent, in the following therapeutic categories: respiratory infection (five products); allergy, cough and cold (24 products); and asthma and COPD (two products). The following is a list of the Company's principal prescription pharmaceuticals:

                                                                                                   RIGHTS
                                                                                              OBTAINED FROM OR
PRODUCTS                                                                                        DEVELOPED BY
----------------------------------------------------------------------------------------  ------------------------
Respiratory Infection
  Ceclor CD Tablets (anhydrous cefaclor)................................................           Lilly
  Keftab (cephalexin hydrochloride).....................................................           Lilly
Allergy, Cough and Cold
  Nasarel (flunisolide) Nasal Solution..................................................           Syntex
  Nasalide (flunisolide) Nasal Solution.................................................           Syntex
  ENTEX Products........................................................................            P&G
  DURA-VENT Products....................................................................            Dura
  RONDEC Products.......................................................................        Abbott, Dura
Asthma and COPD
  TORNALATE-Registered Trademark- Products..............................................   Sanofi-Winthrop, Inc.

    In September 1996, the Company acquired the exclusive U.S. rights to the cephalosporin antibiotics Keftab and Ceclor CD from Lilly. The U.S. antibiotic market was $4.6 billion in 1996, of which $1.3 billion was accounted for by cephalosporin antibiotics. The Company believes that this acquisition complements its existing strategy because approximately 60% of antibiotics are prescribed for respiratory infections. Keftab is an antibiotic indicated for respiratory tract, skin and soft tissue infections. Ceclor CD is a twice-a-day dosage form of cefaclor typically taken for seven days. Ceclor, Lilly's currently marketed cefaclor, is normally taken three times a day for 10 days. The Company believes these product acquisitions further its strategy of acquiring prescription pharmaceuticals which are marketed by its sales force to its targeted physicians.


    In May 1997, the Company acquired from Syntex the exclusive U.S. rights to the intranasal steroid products Nasarel and Nasalide. The U.S. market for intranasal steroids for the treatment of perennial and allergic rhinitis was approximately $700 million in 1996, and has averaged 24% growth over the last two years. The Company believes that this acquisition complements its existing strategy because the products fit within the Company's respiratory focus while adding a new respiratory category, nasal steroids, to its product portfolio. In addition, the Company believes that it will be able to further leverage its field sales force by offering these new products acquired from Lilly and Syntex to high-prescribing physicians during sales calls. A portion of the revenues from these products is being utilized to fund the expansion of the Company's existing field sales force.


    The two Tornalate products, Keftab and Ceclor CD are the subject of approved NDAs. Dura also markets Capastat Sulfate-Registered Trademark- and Seromycin-Registered Trademark-, which are also the subject of approved NDAs. Crolom-TM- is the subject of an approved Abbreviated New Drug Application ("ANDA"). The remaining products are branded pharmaceuticals which are not the subject of NDAs or ANDAs.

SPIROS

    Spiros is a proprietary pulmonary dry powder drug delivery system that is designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs. Currently, metered dose inhalers ("MDIs") are the most commonly used inhalation delivery system. The Company believes dry powder inhalers ("DPIs") will gradually replace MDIs as the leading pulmonary delivery system, due primarily to the phasing out of chlorofluorocarbons ("CFCs") and coordination problems associated with MDIs. Many companies are studying alternative propellants, such as hydrofluorocarbons ("HFAs"), for use in MDIs, and one potential competitor has obtained FDA approval and has begun marketing an albuterol MDI using an HFA propellant. However, the Company believes any product utilizing alternative propellants will still suffer from many of the limitations of currently-marketed MDIs, including the need for patients to coordinate breathing with actuation of the drug delivery system. There are currently two general classes of DPIs in commercial use worldwide, individual and multiple dose systems, and both are breath powered and flow rate dependent. In the U.S., only individual dose DPIs are marketed. Turbuhaler, a multiple dose DPI and the leading DPI in worldwide sales, is considered the current industry standard. In June 1997, the FDA approved for marketing the first Turbuhaler product in the United States.

    POTENTIAL ADVANTAGES OF SPIROS. The Company believes Spiros may have certain advantages over other currently used methods of delivery including the following:

    - INSPIRATORY FLOW RATE INDEPENDENCE. Spiros is designed to deliver a relatively consistent drug dose to the lungs over a wide range of inspiratory flow rates, which can vary depending on a patient's health, effort or physical abilities. Recently completed tests of Spiros on human subjects have shown a relatively consistent and significant level of drug deposition throughout the clinically relevant inspiratory range. Currently available DPIs can vary significantly in their level of drug deposition depending on the patient's inspiratory flow rate and can deliver significantly less drug at the lower flow rates typically associated with asthma attacks.

    - MINIMUM NEED FOR PATIENT COORDINATION. Spiros is breath-actuated and does not require the user to coordinate inhalation and actuation of the drug delivery system. MDIs generally require the user to coordinate their breathing with actuation of the MDI. Studies indicate that a significant percentage of patients, particularly young children and the elderly, do not use MDIs correctly. Spiros is designed to solve these coordination problems by delivering the drug to patients' lungs as they inhale.

    - FREE OF CHLOROFLUOROCARBON PROPELLANTS. CFC propellants have ozone destructive characteristics and are subject to worldwide regulations aimed at eliminating their usage within the decade. Spiros will not use CFCs while most MDIs, currently the most popular form of aerosol drug delivery, use CFCs. Virtually all of the world's industrial nations, under the auspices of the United Nations Environmental Program, pledged to cease use of CFCs by the year 2000. As a result of the phase out of CFCs, the Company believes that DPIs will become a leading method for pulmonary drug delivery.

    - REDUCED SIDE EFFECTS. Spiros is designed to efficiently deliver drugs to the lungs thereby reducing drug deposition to the mouth and throat which could reduce the possibility of unwanted side effects of certain pharmaceutical agents, such as coughing and local irritation. With MDIs, a significant portion of the dose is delivered to the mouth and throat and is swallowed.

    - PATIENT CONVENIENCE. Spiros is designed to be convenient for patients, with features such as breath actuation (Spiros is triggered by inhalation), portability (light weight and small size), quick delivery time, simple operation, dose delivery feedback and multi-dose capability.

    DEVELOPMENT PROGRAM FOR SPIROS. The Company intends to proceed with a three-level development program for Spiros. The first level entails developing certain drug applications for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the most frequently prescribed pharmaceutical agents to treat respiratory conditions. The Company, on behalf of Spiros, is engaged in ongoing discussions with the FDA regarding clinical testing requirements for Spiros for albuterol, beclomethasone and ipratropium aimed at facilitating the regulatory approval process.

    In 1994, an IND Application was filed with the FDA to begin clinical testing with Dura's own albuterol dry powder formulation with the Spiros cassette system. Dura has exclusively licensed rights to this formulation to Spiros Corp. In April 1996, Dura completed dosing of subjects in a clinical trial in the United States on behalf of Spiros Corp. focusing on dose selection using a formulation of powdered albuterol with Spiros under an IND Application filed with the FDA. In March 1997, the Company completed patient dosing in long-term and short-term pivotal clinical trials that, along with earlier studies, are intended to serve as the basis for the filing of an NDA by Dura in late 1997 seeking FDA approval, on behalf of Spiros Corp., to market albuterol in the Spiros cassette system. Considerable formulation work for use of beclomethasone with Spiros has also been done. A study has been completed in Canada to evaluate dose selection in 24 subjects. The Company has commenced a second dose selection study in the U.S. under an IND Application for beclomethasone in Spiros, which was filed by Dura on behalf of Spiros Corp. The Company also intends to conduct clinical trials on ipratropium in the Spiros system on behalf of Spiros Corp.

    Dura, on behalf of Spiros Corp., has performed powder formulation work with the peptide drug salmon calcitonin which, in a clinical trial, demonstrated the ability to develop macromolecule aerosol powder formulation and achieve systemic delivery using the Spiros technology. Particle size reduction appropriate for aerosol administration was achieved, and in vitro measurements showed good aerosol characteristics in Spiros. The formulation was sufficiently stable, and a clinical trial batch was manufactured in Dura's facility.

    The second level of Spiros development consists of licensing Spiros primarily to pharmaceutical companies for use with certain of their proprietary respiratory products. Dura currently has development agreements with Fujisawa and Mitsubishi and is conducting feasibility studies for other pharmaceutical companies to assess the suitability of certain compounds to be delivered using Spiros. There can be no assurance that any of these feasibility studies will prove successful, or even if successful, that the pharmaceutical companies will proceed to license Spiros for use with these compounds. See "--Strategic Alliances."

    The third level of Spiros development is to develop Spiros, in collaboration with other companies, for the systemic delivery of compounds through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques. The Company commenced development efforts on the use of Spiros with peptides and proteins in 1995. In February 1996, Dura entered into a collaborative agreement with Trega to develop inhalation formulations of new compounds discovered and developed by Trega. Dura is also performing feasibility studies for pharmaceutical companies that desire to develop Spiros for use with both respiratory drugs and drugs for systemic pulmonary delivery now being developed by those companies. See "--Strategic Alliances."

SALES AND MARKETING


    FIELD SALES FORCE. Dura's specialized sales and marketing organization targets a physician base that includes approximately 80,000 U.S. allergists, ENTs, pulmonologists, and a selected subset of pediatricians and generalist physicians who treat a large number of allergy and asthma patients. The Company believes this relatively small group of physicians writes a significant portion of respiratory pharmaceutical prescriptions. This concentration allows for effective market penetration by a specialized sales and marketing organization.


    As of June 30, 1997, Dura had 205 pharmaceutical sales representatives nationwide, supervised by 19 district managers, seven area recruiter-trainers and two regional directors. Dura believes its focused sales force currently calls on approximately one-half of its target physician base. The Company intends to continue expansion of its field sales force as warranted by market opportunities.

    The Company believes that the personal relationships of Dura's sales representatives with their physician customers are essential to the Company's business. Dura's sales representatives differentiate themselves from the competition by focusing primarily on respiratory infections, allergy, cough and cold, and asthma and COPD, and by promoting pharmaceuticals used by respiratory specialists in treating patients. With a relatively small target audience, promotional spending by Dura on advertising and direct mail is generally inexpensive and efficient. The Company regularly participates in local, regional and national medical meetings of the key specialty groups. The Company believes that it has established a national awareness of the Dura name within the U.S. respiratory market.

    MANAGED CARE SALES AND MARKETING GROUP. To implement Dura's marketing strategy, the Company established a dedicated managed care sales and marketing group, currently consisting of five managed care executives and five regional account managers, supervised by two corporate executives, which concentrates on sales to large regional and national managed care organizations. These organizations include health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), large drug merchandising chains, nursing home providers and mail order pharmacies. A primary goal of the managed care sales and marketing group is to place Dura's products on approved formulary lists of HMOs and PPOs.

HEALTH SCRIPT

    In March 1995, the Company acquired Health Script, located in Denver, Colorado. Health Script is a mail service pharmacy which dispenses respiratory pharmaceuticals. Mail order services are particularly well-suited for respiratory patients who are long-term, chronic users of certain pharmaceuticals and to whom the convenience and cost efficiency of mail order is appealing. Health Script was formed in 1990 to supply value-priced respiratory pharmaceutical products to patients through the mail. Health Script currently dispenses to its approximately 30,000 patients nationwide over 100 respiratory products manufactured by third parties. Health Script is focused on working with home healthcare providers and patients to coordinate respiratory medication services and patients' management programs. Health Script markets its services through specialty field sales representatives and telemarketing. The existing patient base is maintained by telephone contact with patients to monitor compliance with their doctors' prescriptions.


RELATIONSHIP WITH SPIROS CORP.

    In December 1995, Spiros Corp. completed a $28.0 million private placement. The net proceeds of this private placement and a $13.0 million cash contribution from Dura are being used by Spiros Corp. to continue a significant portion of the development program for Spiros, including funding of formulation, preclinical development and ongoing and future clinical trials of albuterol, beclomethasone and ipratropium in Spiros.


    The financing involved the issuance and sale of 933,334 units at $30.00 per unit. Each unit consisted of one share of Spiros Corp. callable common stock and one Series S Warrant exercisable for 2.4 shares of Common Stock at an exercise price of $19.47 per share. In consideration for the issuance of the Series S Warrants and Dura's cash contribution, the Company received an option, which can be exercised through December 31, 1999, to purchase all of the currently outstanding shares of Spiros Corp. callable common stock at predetermined prices, beginning at $46.88 per share (an aggregate of $43.7 million) at any time prior to December 31, 1997 and increasing on a quarterly basis thereafter to a maximum of $76.17 per share (an aggregate of $71.1 million) on October 1, 1999 through December 31, 1999 ("Spiros Purchase Option"). Such purchase price may be paid, at the Company's discretion, in cash, shares of Common Stock or a combination thereof. Any shares of Common Stock delivered in payment of the purchase price must be covered by an effective registration statement. If the development efforts of Spiros Corp. are successful, the Company may exercise its right to purchase Spiros Corp.'s callable common stock; however, the Company does not have a legal obligation to do so. In addition, pursuant to the Albuterol Purchase Option, Dura has the option at any time through the earlier of 60 days after FDA approval of an albuterol product or December 31, 1999, to purchase Spiros Corp.'s rights for use of Spiros with albuterol product in a cassette. In the event Dura exercises the Albuterol Purchase Option and does not exercise the Spiros Purchase Option, Dura will pay a royalty to Spiros Corp. on net sales of such albuterol product.


    In connection with the private placement, the Company entered into the following agreements with Spiros Corp.:

    - TECHNOLOGY LICENSE AGREEMENT. Under this agreement, the Company and DDSI granted to Spiros Corp., subject to existing agreements with Mitsubishi, a royalty-bearing, perpetual, exclusive license to use Spiros in connection with albuterol, beclomethasone and ipratropium and certain other proteins and peptides (including salmon calcitonin) and certain non-exclusive rights to all other compounds to which Dura and/or DDSI have or acquire rights capable of transfer during the term of the Development and Management Agreement.

    - INTERIM MANUFACTURING AND MARKETING AGREEMENT. Under this agreement, Spiros Corp. granted to the Company an exclusive license to manufacture and market Spiros Corp. products in the U.S. in exchange for a royalty of 10.0% on net product sales, as defined in the agreement. This agreement expires upon termination or expiration of the Spiros Purchase Option.

    - DEVELOPMENT AND MANAGEMENT AGREEMENT. Under this agreement, Spiros Corp. has engaged the Company to develop the Spiros Corp. products and provide general management services to Spiros Corp. During 1996, the Company recorded contract revenues of $19.1 million under this agreement.

STRATEGIC ALLIANCES

    MITSUBISHI CHEMICAL CORPORATION. In October 1994, Dura, DDSI and Mitsubishi entered into a license and supply agreement, under which Mitsubishi was granted the exclusive right to use and sell Spiros together with a dry powder formulation of an asthma compound in Japan, Hong Kong, Singapore, the Republic of China (Taiwan), the Republic of Korea and the People's Republic of China (collectively the "Territory"). DDSI's rights under the agreement were assigned to Spiros Corp. in December 1995. Spiros Corp. has agreed to develop a dry powder formulation of such compound for Mitsubishi and will manufacture and supply to Mitsubishi its requirements for both Spiros and such compound. Mitsubishi will be responsible for conducting all clinical and other work needed to obtain regulatory approvals of Spiros and such compound in the Territory. In connection with the license and supply agreement, Mitsubishi is obligated to make milestone and other payments to Dura and Spiros Corp. in certain circumstances.

    FUJISAWA PHARMACEUTICAL CO., LTD. In April 1995, the Company entered into a collaborative development agreement with Fujisawa covering the use of Spiros to deliver one of Fujisawa's new chemical entity asthma compounds. The agreement was an extension of previous feasibility work completed by Dura. Pursuant to the agreement, the Company will provide dry powder formulation assistance, manufacturing process development and clinical trial supplies to Fujisawa through the completion of clinical trials in Japan or June 30, 1998, whichever occurs first. The Company received an up-front payment and is to receive additional milestone payments and reimbursement of costs from Fujisawa. Fujisawa can terminate the agreement upon 30 days' notice to the Company. If Fujisawa's clinical trials are successful, the parties have agreed to negotiate additional agreements, which could include license and supply agreements.

    TREGA BIOSCIENCES, INC. In February 1996, the Company entered into a research and development agreement with Trega to develop inhalation formulations of new compounds discovered and developed by Trega. In addition, Dura will provide to Trega, for a four-year period, contract services for Trega's drug development programs using Dura's development capabilities and proprietary formulation and delivery technology. The Company will receive a percentage of proceeds received by Trega with respect to jointly developed compounds, and will receive contract revenues from Trega for services provided. Concurrently, Dura made a $5.0 million equity investment in Trega, which was subsequently converted into 775,193 shares of Trega common stock.

    In addition, the Company has executed agreements with a number of international pharmaceutical companies to conduct feasibility studies on formulations of certain compounds for use with Spiros, including growth hormones and proteins and peptides.

COMPETITION

    The Company directly competes with at least 25 other companies in the U.S. which are currently engaged in developing, marketing and selling respiratory pharmaceuticals. Additionally, there are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. There are two types of DPIs currently in commercial use worldwide. In the U.S., individual dose DPIs currently are marketed, including the Rotohaler (developed and marketed by Glaxo Wellcome, Inc.) and the Spinhaler (developed and marketed by Fisons Limited). The Turbuhaler (developed and marketed by Astra Pharmaceuticals), a multiple dose DPI and the leading DPI in worldwide sales, is considered the current industry standard. In June 1997, the FDA approved for marketing the first Turbuhaler product in the United States.

    Many of these companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of the Company, are engaged in developing, marketing and selling products that compete with those offered by the Company. The selling prices of such products typically decline as competition increases. Further, other products now in use or under development by others may be more effective than the Company's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than the Company. Competitors may also be able to complete the regulatory process sooner and, therefore, may begin to market their products in advance of the Company's products. Dura believes that competition among both prescription pharmaceuticals and pulmonary drug delivery systems aimed at the respiratory infection, allergy, cough and cold and asthma and COPD markets will be based on, among other things, product efficacy, safety, reliability, availability and price.

CLINICAL, DEVELOPMENT AND REGULATORY


    The Company's clinical, development and regulatory expenses relate primarily to product development and regulatory compliance activities. Clinical, development and regulatory expenses were $9,354,000, $8,408,000, and $18,540,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $7,119,000 and $12,353,000 for the six-month periods ended June 30, 1996 and 1997, respectively. The clinical, development and regulatory expenses associated with Spiros development, for which the Company recorded contract revenues from DDSI and Spiros Corp., were $8,260,000, $6,428,000, and $15,932,000 for the years ended December 31, 1994, 1995, and 1996, respectively, and $6,460,000 and $10,011,000 for the six-month periods ended June 30, 1996 and 1997, respectively.


PATENTS AND PROPRIETARY RIGHTS


    The Company considers the protection of discoveries in connection with its development activities important to its business. The Company intends to seek patent protection in the U.S. and selected foreign countries where deemed appropriate. On July 12, 1994, the Company was issued a U.S. patent on Spiros and the Company has filed a continuation-in-part covering certain improvements to the Spiros technology. The issued patent, which expires in 2011, covers, among other claims, use in Spiros of an impeller to create an aerosol cloud of a drug intended for inhalation. There can be no assurance that the issued patent or subsequent patents, if issued, will adequately protect the Company's design or that such patents will provide protection against infringement claims by competitors. Dura has also filed certain foreign patent applications relating to Spiros technology. There can be no assurance that additional patents, U.S. or foreign, will be obtained covering Company products or that, if issued or licensed to the Company, the patents covering Company products will provide substantial protection or be of commercial benefit to the Company. Federal court decisions establishing legal standards for determining the validity and scope of patents in the field are in transition. There can be no assurance that the historical legal standards surrounding questions of validity and scope will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future.


    The Company also relies upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop its competitive position. The Company enters into confidentiality agreements with certain of its employees pursuant to which such employees agree to assign to the Company any inventions relating to the Company's business made by them while in the Company's employ. There can be no assurance, however, that others may not acquire or independently develop similar technology or, if patents are not issued with respect to products arising from research, that the Company will be able to maintain information pertinent to such research as proprietary technology or trade secrets.

    Tornalate Inhalation Solution and Tornalate MDI are covered by patents filed by Sanofi-Winthrop, Inc. which expire in the near-term. The Keftab, Ceclor CD, Nasarel and Nasalide products or processes to make such products are covered by patents which expire between 2003 and 2007. The Company's other pharmaceutical products are not protected by patents.

GOVERNMENT REGULATION

    The manufacturing and marketing of the Company's products are subject to regulation by Federal and state government authorities, including the FDA, the Environmental Protection Agency and the Occupational Safety and Health Administration, in the U.S. and other countries. In the U.S., pharmaceuticals and drug delivery systems, including Spiros, are also subject to rigorous FDA regulation and may be subject to regulation by other jurisdictions, including the State of California. The Federal Food, Drug, and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.

    To obtain FDA approval for Spiros and the compounds to be used with it, Dura is required to conduct each of the following steps and possibly others: (i) preclinical testing (laboratory and possibly animal tests), (ii) the submission to the FDA of an IND Application, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish safety and efficacy, (iv) the submission of an NDA to the FDA and for marketing approval, and (v) FDA approval of the NDA prior to any commercial sale or shipment. In addition to obtaining FDA approval for each product, each domestic drug and/or device manufacturing facility must be registered with and approved by the FDA. Domestic manufacturing facilities are subject to biennial inspections by the FDA and inspections by other jurisdictions and must comply with cGMPs for both drugs and devices. To supply products for use in the U.S., foreign manufacturing establishments must comply with cGMP and other requirements and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA.

    Preclinical testing includes laboratory evaluation of product chemistry and animal studies, if appropriate, to assess the safety and efficacy of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND Application, and unless the FDA objects, the IND Application will become effective 30 days following its receipt by the FDA, thus allowing the product to be tested in humans.

    Clinical trials involve the administration of the pharmaceutical product to healthy volunteers or to patients identified as having the condition for which the pharmaceutical agent is being tested. The pharmaceutical product is administered under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice and protocols previously submitted to the FDA (as part of the IND Application) that detail the objectives of the study, the parameters used to monitor safety and the efficacy criteria evaluated. Each clinical study is conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study is conducted. The IRB considers, among other things, the design of the study, ethical factors, the safety of the human subjects and the possible liability risk for the institution.

    Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effect and safety risks. Once a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes. The FDA reviews both the clinical plans and the results of the trials and may require the study to be discontinued at any time if there are significant safety issues.

    The results of the preclinical and clinical trials are submitted to the FDA in the form of an NDA (or a Product License Application for biological products) for marketing approval. FDA approval can take several months to several years, or approval may be denied. The approval process can be affected by a number of factors, including the severity of the side effects, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review process and may delay marketing approval. After FDA approval for the initial indication, further clinical trials are necessary to gain approval for the use of the product for any additional indications. The FDA may also require post-marketing testing and surveillance to monitor for adverse effects, which can involve significant additional expense.

    Although the FDA has considerable discretion to decide what requirements must be met prior to approval, the Company believes the FDA is likely to regulate each combination of Spiros with a compound as a discrete pharmaceutical or drug product requiring separate approval as a new drug. The Company believes that the approval process for each drug/delivery combination now under development may be shorter than the full NDA process described above because the safety and efficacy of the compounds have already been established in currently marketed formulations and delivery mechanisms. There can be no assurance, however, that the approval process will be shorter or that any NDA submitted by the Company will eventually be approved.

    For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on the Company.

    The Federal Food, Drug, and Cosmetic Act requires that any "new drug" must be approved pursuant to an NDA. The term "new drug" is defined as any drug which is not generally recognized among qualified experts as safe and effective for its labeled intended uses. Certain exemptions from this definition exist for products marketed without change since prior to 1938 (the date of enactment of the Federal Food, Drug, and Cosmetic Act) or, with respect to the need to show effectiveness, for drug products marketed prior to October 10, 1962 (the date of enactment of the "Drug Amendments of 1962"). The Company presently markets 21 drug products for which the FDA has not yet made a determination as to their status as new drugs under the Federal Food, Drug, and Cosmetic Act. The FDA is continuing an evaluation of the effectiveness of all products containing ingredients marketed prior to 1962 that are not the subject of an approved NDA as part of its DESI program and will determine which are new drugs requiring approval through an NDA for marketing. The existence of currently-marketed prescription pharmaceuticals that contain one or more active ingredients first introduced in the marketplace before 1962 and that are marketed based on their manufacturers' belief that such products are not subject to the new drug provisions of the Act is recognized in paragraph B of the Food and Drug Administration's Compliance Policy Guide, 440.100. This Policy Guide indicates that the FDA will implement procedures to determine whether the new drug provisions are or are not applicable to these products. The Policy Guide requires that products covered by paragraph B not be similar or related to any drug included in the DESI program, or have a different formulation or conditions for use than products marketed before November 13, 1984. If a product is not covered by paragraph B, the FDA could make a determination as to whether or not the new drug provisions are applicable to it without first implementing the procedures called for by the Policy Guide. The Company believes that nine of its prescription pharmaceutical products may be covered by paragraph B of the Policy Guide and it is aware that one of its products may be considered to be similar or related to a DESI drug. Also, it is not aware of evidence to substantiate that three of its products have the same formulation or conditions for use as products marketed before November 13, 1984. These products could be subject at any time to an FDA determination that an NDA is required. If a final determination is made that a particular drug requires an approved NDA, such approval will be required for marketing to continue. If such a determination is made, the FDA might impose various requirements: for example, it might require that the current product be the subject of an approved NDA, that the product be reformulated and NDA approval obtained, that the product must be sold on an over-the-counter basis rather than as a prescription drug, or that the product must be removed from the market. There can be no assurance as to which of these courses the FDA will require or whether the Company will be able to obtain any approvals which the FDA may deem necessary. If any of these actions are taken by the FDA, such actions could have a material adverse effect on the Company's business.

    In April 1996, the export provisions of the Federal Food, Drug, and Cosmetic Act were relaxed to permit the export of unapproved drugs to a foreign country, provided the product complies with the laws of that country and has valid marketing authorization in at least one of a list of designated "Tier 1" countries. Once a product is exported to a qualified foreign country, the Company will be subject to the applicable foreign regulatory requirements governing human clinical trials and marketing approval in that country. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country and there can be no assurance that the Company or any of its collaborators will be able to meet and fulfill the statutory requirements in a particular country.

    Health Script is subject to regulation by state regulatory authorities, principally state boards of pharmacy. In addition, Health Script is subject to regulation by other state and Federal agencies with respect to reimbursement for prescription drug benefits provided to individuals covered primarily by publicly funded programs.

MANUFACTURING

    The Company's principal manufacturing facility is located in a Company-owned building adjacent to its headquarters. The facility initially is intended to be used to formulate, mill, blend and manufacture drugs to be used with Spiros, pending regulatory approval. Equipment purchases and validation are currently scheduled through 1997. The Company's manufacturing facility must be registered with and licensed by various regulatory authorities and must comply with cGMP requirements prescribed by the FDA and the State of California. The Company is currently expanding its facilities to provide additional manufacturing capabilities. The Company will need to significantly scale up its current manufacturing operations and comply with cGMPs and other regulations prescribed by various regulatory agencies in the United States and other countries to achieve the prescribed quality and required levels of production of such products and to obtain marketing approval. Any failure or significant delay in the validation of or obtaining a satisfactory regulatory inspection of the new facility or failure to successfully scale up could have a material adverse effect on the Company's ability to manufacture products in connection with Spiros.

    The Company has limited experience manufacturing products for commercial purposes and currently does not have the capability to manufacture its pharmaceutical products and therefore is dependent on contract manufacturers for the production of such products for development and commercial purposes. The Company's current dependence upon others for the manufacture of its products may adversely affect the future profit margin, if any, on the sale of those products and the Company's ability to develop and deliver products on a timely and competitive basis.

FACILITIES

    The Company owns and occupies two buildings that are situated on one parcel of land and has acquired land for the construction of a new corporate facility. The two buildings and the land are located in San Diego, California. One building, consisting of approximately 31,000 square feet, is used primarily as office space for research, regulatory, sales and administrative personnel. The second building, consisting of approximately 49,000 square feet, contains the Company's manufacturing facility that will be used to formulate, mill, blend and fill drugs to be used with Spiros, lab and research facilities and warehouse space. The Company also occupies an additional 34,000 square feet of office and laboratory space pursuant to a short-term lease. The Company is constructing a 77,000 square foot facility expected to be completed in the second half of 1997, to which certain corporate functions will be relocated. The Company expects to commence construction of a 125,000 square foot facility in the second half of 1997 adjacent to the new 77,000 square foot facility, to be used initially for research and development purposes.

    The Company also leases approximately 16,660 square feet of space in Denver, Colorado which houses the operations of Health Script's mail service pharmacy. The lease term expires in January 2001 with one five-year renewal option.

HUMAN RESOURCES

    The Company employed 555 employees (of which 522 are full-time) as of June 30, 1997, consisting of 275 people in sales and marketing (of which 243 constitute the field sales force and the managed care field sales and marketing group), 62 in administration and finance, 83 in clinical, regulatory and research and development, 34 in operations and 101 at Health Script. None of the Company's employees are represented by a labor union and the Company believes it maintains positive relations with both field and corporate personnel.

                              DESCRIPTION OF NOTES

    The Notes will be issued pursuant to an indenture, to be dated as of July
        , 1997 (the "Indenture"), between the Company and Chase Trust Company of California, as trustee (the "Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Notes will include those stated in the Indenture and those provisions required by, or made a part of the Indenture by reference to, the Trust Indenture Act of 1939, as in effect on the date of the Indenture (the "Trust Indenture Act"). The Notes will be subject to all such terms, and prospective investors are referred to the Indenture for a statement thereof.

    The following summary of certain provisions of the Notes does not purport to be complete and is subject to and qualified in its entirety by express reference to all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms. Whenever particular sections, articles or defined terms of the Indenture are referred to herein, such sections, articles or defined terms are incorporated herein by reference. As used in this "Description of Notes," the "Company" refers to Dura Pharmaceuticals, Inc. and does not include its subsidiaries or affiliates.

GENERAL

    The Notes will be unsecured general obligations of the Company, subordinated in right of payment to certain other obligations of the Company as described under "--Subordination of Notes." The Notes will be convertible into shares of Common Stock as described under "--Conversion Rights." The Notes will be limited to an aggregate principal amount of $200,000,000 ($230,000,000 if the Underwriters' over-allotment option is exercised in full) and will mature on
August   , 2002, unless earlier converted, redeemed at the option of the
Company, or repurchased by the Company at the option of the Holder upon a Change in Control (as defined). The Notes will be issued only in registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof.


    The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable
semi-annually on February   and August   of each year, commencing February   ,
1998, to Holders of record at the close of business on January   or July   , as
the case may be, immediately preceding each such interest payment date, except as otherwise provided in the Indenture. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. Principal of and interest on the Notes will be payable at the office of the Paying Agent. Payment of interest on the Notes may, at the option of the Company, be made by check mailed to each Holder's registered address. The Trustee will initially act as the Paying Agent.


    Notes may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. The Trustee will initially act as the Conversion Agent and the Registrar. Any exchange or transfer will be without charge, except that the Company or the Registrar may, subject to certain exceptions, require payment of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in relation thereto.

    When issued, the Notes will be a new issue of securities of the Company with no established trading market. Although the Company has applied to have the Notes approved for listing on The Nasdaq SmallCap Market, there can be no assurance that an active public market will develop for the Notes or that, if such market develops, the market price will equal or exceed the initial public offering price of the Notes. The initial public offering price of the Notes will be determined by negotiation between the Company and the Underwriters and may not be indicative of the market price of the Notes after the offering of the Notes hereby.

    The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to Holders in the event of a highly leveraged transaction or a change in control of the Company, except to the extent any such transaction constitutes a "Change in Control" as described under "--Purchase of Notes at the Option of Holders Upon a Change in Control."

CONVERSION RIGHTS

    A Holder may, at any time prior to maturity, convert the principal amount of a Note (or any portion thereof equal to $1,000 or an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below (the "Conversion Price"). No fractional shares of Common Stock will be issued upon conversion of a Note, but a cash payment will be made for any fractional interest based upon the market price of the Common Stock on the last Trading Day prior to the date of conversion. The right to convert a Note called for redemption will terminate at the close of business on the Redemption Date for such Note or such earlier date as the Holder presents the Note for redemption (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such default is cured and such Note is redeemed). If a Holder has exercised its option to require the Company to repurchase such Note upon a Change in Control, such Note may be converted only if such Holder validly withdraws its election to exercise its repurchase option in accordance with the terms of the Indenture.


    Except as provided in the Indenture, no payment or adjustment will be made for dividends or distributions with respect to shares of Common Stock issued upon conversion of a Note, and no interest accrued will be paid on Notes converted. If any Holder surrenders a Note for conversion between the record date for the payment of an installment of interest and the related interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid to the Holder of record on such record date. However, in such event, such Note, when surrendered for conversion, must be accompanied by delivery of a check or draft payable in an amount equal to the interest payable on such interest payment date on the portion so converted. Notwithstanding the foregoing, if any Note is called for redemption on any interest payment date and such Note is surrendered for conversion at any time during the ten business days immediately preceding the date fixed for redemption, interest shall accrue on such Note through, but not including, the date fixed for redemption and shall be payable on such redemption date to the person who surrenders such Note for conversion and the conversion date of such Note will be deemed to be the redemption date. In such event, no check or draft payable in an amount equal to the interest payable shall accompany the Note on surrender.


    The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of rights or warrants to subscribe for or to purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share; (iv) the distribution to all or substantially all holders of Common Stock of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness, or other non-cash assets (including securities of any company other than the Company); (v) the distribution to all or substantially all holders of Common Stock of rights or warrants to subscribe for its securities (other than those referred to in (iii) above); and (vi) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any fiscal quarter does not exceed the greater of (a) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (vi) (as adjusted to reflect subdivisions or combinations of the Common Stock), and (b) 3.75% of the average of the daily Closing Prices (as defined in the Indenture) of the Common Stock for the 10 consecutive Trading Days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments require an increase or decrease of at least 1% in the

Conversion Price as last adjusted. In addition, the Company reserves the right to reduce the conversion price from time to time, either permanently or for a period of not less than 20 Business Days.

    Notwithstanding the foregoing, (i) if the options, rights or warrants described in clauses (iii) and (v) of the preceding paragraph are exercisable only upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur, and (ii) if such options, rights or warrants expire unexercised, the conversion price will be readjusted to take into account only the actual number of such options, rights or warrants which were exercised. In addition, the provisions of the preceding paragraph will not apply to the issuance of Common stock or the issuance or exercise of options to purchase Common stock under any stock-based employee compensation plan now existing or hereafter adopted.

    In addition to any rights of the Holders upon a Change in Control, if the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into or sells or conveys all or substantially all of the assets of the Company as an entirety to any person or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Notes will become convertible into the kind and amount of shares of stock, other securities and property (including cash) that the Holders would have owned immediately after the transaction if the Holders had converted the Notes immediately before the effective date of the transaction.


    Certain adjustments to the Conversion Price to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities, or other property (including cash) to holders of Common Stock may result in constructive distributions taxable as dividends to Holders of the Notes. See "Certain Federal Income Tax Considerations."


    The term "all or substantially all" as used in the previous paragraphs has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders from asserting that the Conversion Price is subject to adjustment or that the Notes are convertible into other shares of stock and other securities and property that the Holders would have owned immediately after the transaction if the Holders had converted the Notes immediately before the effective date of the transaction.

OPTIONAL REDEMPTION BY THE COMPANY

    The Notes may not be redeemed at the option of the Company prior to August
  , 2000. Thereafter, at any time the Notes may be redeemed at the option of the Company, in whole or from time to time in part, upon not less than 15 or more than 60 days' notice given to the Holders by mail.


    The redemption prices (expressed as a percentage of principal amount), in each case together with accrued interest up to but not including the date of
redemption, for the 12-month period beginning on August   of the following years
are:


                                                                                    REDEMPTION
YEAR                                                                                   PRICE
---------------------------------------------------------------------------------  -------------
2000.............................................................................             %
2001.............................................................................             %


PROVIDED, that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the Holders of record on the relevant record date of the Notes being redeemed, PROVIDED that in the case in which a
Note is called for redemption on any interest payment date and such Note is surrendered for conversion at any time during the ten business days immediately preceding the date fixed for redemption, such interest shall be payable on such redemption date to the person who surrenders such Note for conversion.

    If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed PRO RATA or by lot, or by any other method permitted by any stock exchange on which the Notes are listed at the time of such redemption. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and, prior to such redemption, such Holder has elected to convert a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

    No sinking fund is provided for the Notes.

PURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE IN CONTROL

    In the event of a Change in Control (as defined below), each Holder will have the option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all or any part (PROVIDED, that the principal amount must be $1,000 or an integral multiple thereof) of the Holder's Notes as of the date that is 30 Business Days after the date of the Company's notice of the occurrence of such Change in Control (the "Change in Control Purchase Date") for a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest up to but not including the Change in Control Purchase Date; PROVIDED, that any semi-annual payment of interest becoming due on the Change in Control Purchase Date shall be payable to the Holders of record on the relevant record date of the Notes being repurchased.

    Within 10 Business Days after the occurrence of a Change in Control, the Company is required to mail to each Holder and to the Trustee a written notice of the occurrence of such Change in Control, setting forth, among other things, the terms and conditions of, and the procedures required for exercise of, the Holder's right to require the repurchase of such Holder's Notes.

    To exercise the repurchase right upon a Change in Control, a Holder must deliver written notice of such exercise to the Paying Agent at any time prior to the close of business on the Change in Control Purchase Date, specifying the Notes with respect to which the repurchase right is being exercised. Such notice of exercise may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent at any time prior to the close of business on the Change in Control Purchase Date.

    A Change in Control shall be deemed to have occurred if any of the following occurs after the original issuance of the Notes:

    (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) or 14(d)(2) of the Exchange Act or any successor provision) of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise more than 50% of the total voting power of all shares of capital stock of the Company entitling the holders thereof to vote generally in elections of directors; or

    (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale, lease, or exchange, in one transaction or a series of related transactions, of all or substantially all of the property and assets of the Company to another Person (other than (a) any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction, and (b) a merger which (1) does not result in any reclassification, conversion, exchange, or cancellation of outstanding shares of capital stock of the Company or (2) is effected primarily to change the jurisdiction of incorporation of the Company and results in reclassification, conversion, or exchange of outstanding shares of Common Stock solely into shares of Common Stock of the surviving entity);

provided, however, that a Change in Control shall not be deemed to have occurred if the Closing Price per share of the Common Stock for any 10 Trading Days within the period of 20 consecutive Trading Days ending immediately before the occurrence of the event that would otherwise constitute a Change in Control shall equal or exceed 105% of the conversion price of the Notes in effect on each such Trading Day.


    A "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture.


    The term "all or substantially all" as used in clause (ii) of the definition of Change in Control has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders of the Notes from successfully asserting that a Change in Control has occurred.

    The Company will comply with the provisions of Rule 13e-4 and Rule 14e-l under the Exchange Act, will file Schedule 13e-4 or any successor or similar schedule required thereunder, and will otherwise comply with all federal and state securities laws in connection with any offer by the Company to repurchase Notes at the option of the Holders upon a Change in Control.

    If a Change in Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by Holders thereof.

    The Company's revolving credit facility, which constitutes Senior Indebtedness, provides that the Company receive its lenders written consent prior to entering into a consolidation, merger or other combination. Failure to receive such consent would cause any repurchase of the Notes, absent a waiver, to be blocked by the subordination provisions of the Notes. Even if such event of default did not occur or was waived, the exercise by any Holder of Notes of the right to require the Company to repurchase Notes as a result of the occurrence of a Change in Control could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See " Subordination of Notes." Further, the terms of future Senior Indebtedness or other future indebtedness ranking pari passu in right of payment with the Notes could require that such indebtedness be repaid upon the occurrence of a Change in Control. Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions thereof. Any such default may, in turn, cause a default under Senior Indebtedness or other Indebtedness of the Company.

    The Change in Control repurchase feature of the Notes may in certain circumstances have the effect of delaying, deferring or preventing a Change of Control or other attempts to acquire control of the Company. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management. The Company is not aware of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, nor is the Change of Control repurchase feature part of a plan by management to adopt a series of anti-takeover provisions. Rather, the Change in Control repurchase feature is a result of negotiations between the Company and the Underwriters.

    The foregoing provisions would not necessarily afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction involving the Company that may adversely affect the Holders.

SUBORDINATION OF NOTES

    To the extent set forth in the Indenture, the indebtedness evidenced by the Notes will be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, assumed, or guaranteed. "Senior Indebtedness" means the following, whether outstanding upon issuance of the Notes or thereafter incurred or created: (i) the principal and premium, if any, and interest (including post-petition interest) on and fees, costs, enforcement expenses, collateral protection expenses, and other reimbursement or indemnity obligations in respect of all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed (other than that evidenced by the Notes) or in respect of credit or other banking facilities evidenced by a note, bond, debenture, loan agreement, a lease intended as security or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of the amounts paid under letters of credit); (ii) commitment or standby fees due and payable to lending institutions with respect to credit facilities available to the Company;
(iii) all obligations of the Company (a) for the reimbursement of any obligor on any letter of credit, banker's acceptance, or similar credit transaction, (b) under interest rate swaps, caps, collars, options, and similar arrangements and
(c) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract, or other foreign currency hedge; (iv) purchase money obligations, including contingent payment obligations, with respect to the acquisition by the Company of products or businesses; (v) all obligations and liabilities (contingent or otherwise) in respect of leases of the Company required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of the Company and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property; (vi) any liabilities of others described in the preceding clauses that the Company has guaranteed or which are otherwise its legal liability; and (vii) renewals, extensions, refundings, refinancings, restructurings, amendments, and modifications of any such indebtedness or guarantee. Notwithstanding anything to the contrary in the Indenture or the Notes, "Senior Indebtedness" does not include any indebtedness of the Company (a) to any person under any employee benefit plan or to any employee or affiliates of the Company, or (b) any indebtedness or other obligation of the Company that by its terms or the terms of the instrument creating or evidencing it is stated to be pari passu or junior in right of payment to the Notes.


    By reason of the subordination, in the event of any payment or distribution of assets of the Company in any dissolution, winding-up, liquidation, or reorganization of the Company (whether in an insolvency or bankruptcy proceeding or otherwise), all Senior Indebtedness must be paid in full (including the principal thereof, interest thereon, and fees and expenses relating thereto) before any payment is made on or in respect of the Notes. In the event of a default in payment (whether at maturity or at a date fixed for prepayment or by acceleration or otherwise) of principal of or interest on Designated Senior Indebtedness, no payment may be made by the Company on or in respect of the Notes until payment in full of the Designated Senior Indebtedness then due is made or the default is cured. Upon a default with respect to any Designated Senior Indebtedness (other than a default in the payment of principal of or interest on such Designated Senior Indebtedness) permitting a holder thereof to accelerate its maturity, and upon written notice of such default to the Trustee and the Company by any holder of such Designated Senior Indebtedness or its representative, then, unless and until such default has been cured, waived in writing, or has ceased to exist, no payment may be made by the Company in respect of the Notes; provided, that nothing in the above-described provision will prevent the making of any payment in respect of the Notes for a period of more than 120 days after the date such written notice of default is given unless the maturity of the Designated Senior Indebtedness has been accelerated, in which case no payment on the Notes may be made until such acceleration has been waived or such Designated Senior Indebtedness has been paid in full. No such subordination will prevent the occurrence of any Event of Default (as defined in the Indenture) with respect to the Notes, but, as a result of these subordination provisions, in the event of insolvency, Holders may recover less ratably than other creditors of the Company.


    The Indenture does not limit the amount of future or additional indebtedness, including Senior Indebtedness, that the Company can create, incur, assume, or guarantee, nor does the Indenture limit the amount of indebtedness that any subsidiary can incur.


    As of June 30, 1997, the Company had approximately $29.8 million of indebtedness outstanding (excluding accrued interest thereon and contingent payment obligations of $97.9 million) that would have constituted Senior Indebtedness. All indebtedness of the Company incurred from time to time under the Company's revolving credit facility will constitute Senior Indebtedness. See "Capitalization."


    In addition, the Notes will be effectively subordinated to all liabilities, including trade payables, of the Company's subsidiaries. As of the date hereof, substantially all of the Company's operations are conducted by the Company and not through subsidiaries. The Indenture will not limit the ability of the Company to transfer assets to, or to acquire assets in, subsidiaries of the Company in the future. The Company is currently considering transferring a substantial portion of its assets to subsidiaries of the Company; however, no decision has been made with respect to such transfer. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

EVENTS OF DEFAULT; NOTICE AND WAIVER

    Events of Default under the Indenture include: (i) failure of the Company to pay interest for 30 days after the same is due or failure to pay principal when due; (ii) failure of the Company to comply with any of its other agreements contained in the Notes or the Indenture for 30 days after receipt of notice from the Trustee or the Holders of the Notes of such failure; (iii) default under any bond, debenture, note, or other evidence of indebtedness for money borrowed of the Company having an aggregate outstanding principal amount of in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and (iv) certain events of bankruptcy or insolvency, including without limitation appointment of a Custodian of the Company's property, or liquidation of the Company.

    The Indenture requires the Trustee to give notice of a default to the Holders within 90 days after the occurrence of any default known to it; PROVIDED, that, except in the case of a default in the payment of principal of or interest on any of the Notes, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders.

    If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency, or reorganization) occurs and is continuing, the Trustee may, by notice to the Company, declare all unpaid principal of and accrued interest to the date of acceleration on the Notes then outstanding to be due and payable immediately. Also, in such event, the Holders of at least 25% in principal amount of the Notes then outstanding may notify the Company and the Trustee with respect thereto, and upon the request of such Holders, the Trustee shall declare all unpaid principal of and accrued interest to the date of acceleration on the Notes then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency, or reorganization shall occur, all unpaid principal of and accrued interest on the Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

    The Indenture provides that the Holders of a majority in principal amount of the Notes may on behalf of all Holders waive any existing default or Event of Default and its consequences, except (i) a default in the payment of principal of or accrued interest on the Notes, (ii) a failure by the Company to convert any Notes to Common Stock, (iii) a default in the payment of the redemption price or the repurchase price in connection with a repurchase upon a Change in Control, or (iv) any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Note affected.


    No Holder may pursue any remedy under the Indenture or the Notes against the Company (except actions for payment of overdue principal or interest or for the conversion of the Notes), unless (i) the Holder gives to the Trustee written notice of a continuing Event of Default, (ii) the Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy, (iii) such Holder or Holders offer satisfactory indemnity to the Trustee against any loss, liability, or expense, (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity, and (v) the Trustee shall not have received during such 60-day period a contrary direction from the Holders of at least a majority in principal amount of the outstanding Notes.

    The Company must deliver an Officer's Certificate to the Trustee within 90 days after the end of each fiscal year of the Company as to the signer's knowledge of the Company's compliance with all conditions and covenants on its part contained in the Indenture, and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officer's Certificate shall describe the default or Event of Default and the efforts to remedy the same.

AMENDMENT

    The Company and the Trustee may amend or supplement the Indenture or the Notes without notice to any Holder but with the written consent of the Holders of at least a majority in principal amount of the outstanding Notes. The Holders of a majority in principal amount of the Notes then outstanding may waive compliance in a particular instance by the Company with any provision of the Indenture or the Notes without notice to any Holder. Without the consent of the Holder of each Note affected thereby, however, an amendment, supplement, or waiver may not (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement, or waiver, (ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal of or premium on or change the fixed maturity of any Note or alter the redemption provisions with respect thereto in a manner adverse to the Holder thereof, (iv) change the obligation of the Company to repurchase any Note upon the occurrence of any Change in Control in a manner adverse to the Holders, (v) alter the conversion provisions with respect to any Note in a manner adverse to the Holder thereof, (vi) waive a default in the payment of the principal of or premium or interest on any Note, (vii) make any changes that could alter the rights of Holders to waive defaults or Events of Default, or to receive payment of the Notes, (viii) modify the subordination provisions of the Indenture in a manner adverse to the Holders, or (ix) make any Note payable in money other than that stated in the Note.

    The Company and the Trustee may amend or supplement the Indenture or the Notes without notice to or consent of any Holder in certain events, such as to comply with the certain conversion adjustment, liquidation, and merger provisions described in the Indenture to provide for uncertificated Notes in addition to or in place of certificated Notes, to cure any ambiguity, defect, or inconsistency or to make any other change that does not adversely affect the rights of the Holders to comply with the provisions of the Trust Indenture Act, or to appoint a successor Trustee.

SATISFACTION AND DISCHARGE

    The Company may terminate all of its obligations under the Indenture, other than its obligation to pay the principal of and interest on the Notes and certain other obligations (including its obligation to deliver shares of Common Stock upon conversion of the Notes), when all of the Notes shall have become due and payable or are by their terms to become due and payable within one year, or are to be called for redemption within one year and the Company has deposited funds with the Trustee or a paying agent other than the Company sufficient to pay the principal of and interest on the Notes then outstanding to maturity or redemption, as the case may be.


MERGERS AND CONSOLIDATIONS

    Subject to the right of the Holders to require the Company to purchase the Notes in the event of a Change in Control, the Company may not consolidate or merge with or into any other corporation, and the Company may not transfer its property and assets substantially as an entirety to any other person or group of related persons, unless (i) either the Company is the resulting or surviving corporation, or the successor corporation is a domestic corporation and the successor expressly assumes, by supplemental indenture executed and delivered to the Trustee, payment of the principal of and interest on the Notes and performance and observance of every covenant of the Indenture, and (ii) immediately before and immediately after giving effect to such transac-tion, no default or Event of Default shall have occurred and be continuing. Thereafter, the surviving corporation or the corporation to which such assets are transferred will be substituted for the Company, and all obligations of the Company under the Indenture and the Notes will terminate. A transfer of the Company's property and assets substantially as an entirety includes a transfer of any one or more of the Company's subsidiaries' properties and assets substantially as an entirety, which properties and assets, if held by the Company instead of any such subsidiary or subsidiaries, would constitute all or substantially all of the property and assets of the Company on a consolidated basis.

CONCERNING THE TRUSTEE

    Chase Trust Company of California will be the Trustee under the Indenture and has been appointed by the Company as the initial Paying Agent, Conversion Agent, Registrar, Transfer Agent and Custodian with regard to the Notes.

    The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; PROVIDED, that, if it acquires any conflicting interest (as defined) and there exists a default with respect to the Notes, it must eliminate such conflict or resign.

    The Holders of a majority in principal amount of all outstanding Notes will have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy or power available to the Trustee, PROVIDED, that such direction does not conflict with any rule of law or with the Indenture, is not unduly prejudicial to the rights of another Holder or the Trustee, and does not involve the Trustee in personal liability.

GOVERNING LAW

    The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). All share amounts and per share exercise prices have been adjusted to give effect to this stock dividend.

COMMON STOCK


    At June 30, 1997, there were 43,847,803 shares of Common Stock outstanding and held of record by approximately 360 shareholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to the prior or equal rights of holders of all classes of stock at the time outstanding having prior or equal rights as to dividends, the holders of the Common Stock are entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors. See "Price Range of Common Stock and Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. All outstanding shares of Common Stock are fully paid and nonassessable.


PREFERRED STOCK

    The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, priorities, preferences, qualifications, limitations and restrictions, including the dividend rates, conversion rights, voting rights, terms of redemption, terms of sinking funds, liquidation preferences and the number of shares constituting any series of the designation of such series, without any further vote or action by the shareholders, which could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

WARRANTS TO PURCHASE COMMON STOCK


    At June 30, 1997, there were outstanding warrants (other than the Series W Warrants and the Series S Warrants, described below) to purchase an aggregate of 3,000 shares of Common Stock at $.25 per share; 1,014 shares at $2.44 per share; 600,000 shares at $4.38 per share; and 200,000 shares at $6.48 per share. Such warrants expire on April 2, 1999, September 27, 1998, April 17, 1999, and September 21, 1999, respectively. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganization, reclassifications or consolidations. The holders of certain of the warrants are entitled to certain registration rights with respect to the Common Stock issued or issuable upon exercise thereof. The Company has registered the resale of 204,014 shares of Common Stock issuable upon exercise of the warrants on a "shelf registration statement" on Form S-3 filed with the Commission. See "--Registration Rights."


    Also outstanding at June 30, 1997 were Series W Warrants to purchase an aggregate of 812,000 shares at $2.38 per share and Series S Warrants to purchase an aggregate of 2,240,000 shares at an exercise price of $19.47 per share, subject to adjustment as defined in the warrants (collectively, the Series W Warrants and the Series S Warrants are referred to herein as the "Warrants"). The Series W Warrants are currently exercisable through September 27, 2000. The Series S Warrants will be exercisable after December 29,

1997 or sooner under certain circumstances (the "Series S Exercise Date"), through December 29, 2000. The Warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the Warrants under certain circumstances, including stock splits, stock combinations, rights offerings, stock dividends or certain special dividends with respect to the Common Stock. In addition, the exercise price and the number of shares issuable upon exercise of the Series W Warrants and the Series S Warrants will be appropriately adjusted, with respect to the Series W Warrants, in the event of the issuance of Common Stock at a per share price less than the exercise price of the Series W Warrants, and, with respect to the Series S Warrants, in the event of the issuance of Common Stock below "fair market value" (as defined in the Series S Warrants). The Company has registered the resale of shares of Common Stock issuable upon exercise of the Series W Warrants on a "shelf registration statement" on Form S-3 filed with the Commission. The Company is obligated to register the shares of Common Stock issuable upon exercise of the Series S Warrants, and in certain circumstances, the Series W Warrants, upon demand or with the registration of other securities of the Company. See "--Registration Rights."

REGISTRATION RIGHTS


    Pursuant to the Investors' Rights Agreement dated as of September 27, 1993 (the "1993 Registration Rights Agreement"), the Company has registered on a shelf registration statement on Form S-3 the resale of the 812,000 shares of Common Stock (the "Series W Shares") issuable upon exercise of all of the currently outstanding Series W Warrants issued by the Company. The Company is further obligated to file a registration statement with respect to the resale of the Series W Warrants and the Series W Shares within 30 days after a registration statement on Form S-3 becomes available for use by the Company with respect to the registration of the resale of the Series W Warrants. Moreover, if, prior to the earlier of (i) September 27, 1996 (or, in the case of any holder who cannot resell his Series W Warrants under Rule 144(k), September 27,
1998) or (ii) the effective date of a registration statement on Form S-3 with respect to the resale of the Series W Warrants, the Company registers any of its securities, the holders of the Series W Warrants will have the right to include their Series W Warrants in such registration.


    Pursuant to the Registration Rights Agreement dated as of April 17, 1994, the holder of 914,024 outstanding shares of the Common Stock (and 600,000 shares issuable upon exercise of an outstanding warrant) is entitled to notice of registration of any of the Company's securities under the Securities Act and is entitled to include its registrable securities in such registration. In addition, such holder is entitled to request registration of at least 51% of its registrable securities on Form S-3 (or other successor form) under the Securities Act. All registration expenses in connection with Company registrations will be borne by the Company, and all registration expenses in connection with the holder's requested registration on Form S-3 will be borne by the holder, up to a maximum of $100,000. All selling expenses will be borne by the holder. The Company is required to indemnify the holder and the underwriters for such holder, if any, under certain circumstances. Registration rights may be transferred only to a transferee of registrable securities who, after such transfer, holds 200,000 shares of registrable securities. The registration rights granted under this agreement terminate on April 17, 1999 (or, with respect to registration on Form S-3, if earlier, the date on which the holder is able to sell all registrable securities under Rule 144(k)).

    Pursuant to the Investors' Rights Agreement dated as of December 29, 1995 (the "1995 Registration Rights Agreement"), the Company is obligated to use its best efforts to file a registration statement on Form S-3 with respect to the resale of the shares of Common Stock issuable upon exercise of the Series S Warrants (the "Series S Shares") on or before December 29, 1997. In addition, if at any time after December 29, 1997, the Company registers its securities, the holders of the Series S Warrants will have the right to include the resale of the Series S Shares in such registration.

    Pursuant to the 1993 Registration Rights Agreement and the 1995 Registration Rights Agreement, the Company is required to bear all the registration expenses. The Company is required to indemnify the holders and the underwriters for such holders, if any, under certain circumstances. The Company's respective obligations to register the Series W Warrants and the Series S Shares will each terminate in certain circumstances.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    CERTIFICATE OF INCORPORATION AND BYLAWS


    The Company's Certificate of Incorporation authorizes the Board to establish one or more series of undesignated Preferred Stock, the terms of which can be determined by the Board at the time of issuance. See "--Preferred Stock." The Certificate of Incorporation also provides that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. The Company's Bylaws provide that the Company's Board will be classified into two classes of directors serving staggered two-year terms, with one class of directors to be elected at each annual meeting of stockholders. In addition, the Bylaws do not permit stockholders of the Company to call a special meeting of stockholders; only the Company's Chief Executive Officer or the Chairman of the Board, or the President or Secretary at the written request of a majority of the Board, are permitted to call a special meeting of stockholders. The Bylaws also require that stockholders give advance notice to the Company's secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting and require a majority vote of members of the Board or stockholders to amend Bylaw provisions. These provisions of the Certificate of Incorporation and the Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions may also have the effect of preventing changes in the management of the Company.


    DELAWARE TAKEOVER STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combination to include:. (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder and 10% or more of the assets of the corporation;
(iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS



    The following is a summary of certain federal income tax considerations for original purchasers of the Notes and is based on the Company's review and analysis of the federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of federal income taxation that may be relevant to particular holders of Notes in light of their individual investment circumstances or to certain types of investors subject to special tax rules (e.g., financial institutions, insurance companies, tax-exempt organization, and foreign taxpayers), nor does it discuss any aspects of state, local or foreign tax law consequences. This summary assumes that investors will hold their Notes as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Prospective purchasers are urged to consult their tax advisors regarding their specific federal, state, local and foreign income and other tax consequences of purchasing, holding, converting and disposing of the Notes.



SALE OR EXCHANGE



    A holder will recognize capital gain or loss upon the sale or other disposition of a Note in an amount equal to the difference between the amount realized from such disposition and his tax basis in the Note. Such gain or loss will be long-term if the Note has been held for more than one year.



CONVERSION



    A holder's conversion of a Note into Common Stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The holder's tax basis in the Common Stock received on conversion of a Note will be the same as the holder's tax basis in the Note at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Note converted.



CONSTRUCTIVE DIVIDEND



    If at any time the Company makes a distribution of property to stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes and, in accordance with the antidilution provisions of the Notes, the Conversion Price of the Notes is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders. See "Description of the Notes--Conversion Rights."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the respective principal amounts of Notes set forth opposite its name below. In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any of such Notes are purchased.

                                                                              PRINCIPAL AMOUNT
                                UNDERWRITER                                       OF NOTES
----------------------------------------------------------------------------  ----------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated                                     ................
Goldman, Sachs & Co.........................................................
                                                                              ----------------
  Total.....................................................................   $  200,000,000
                                                                              ----------------
                                                                              ----------------

    The Underwriters have advised the Company that they propose to offer the Notes to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of   % of the principal amount thereof. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of   % of the principal amount
thereof to certain other dealers. After the offering contemplated hereby, the offering price and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of $30 million principal amount of the Notes at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the Notes offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the principal amount of Notes to be purchased by it shown in the above table is of the $200 million principal amount of Notes initially offered hereby. If purchased, the Underwriters will offer such additional Notes on the same terms as those on which the $200 million principal amount of Notes are being offered.

    Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members (if any) to bid for and purchase the Notes and the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes or the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes or the Common Stock.

    If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell a greater principal amount of Notes than is set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the

Underwriters will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Company has agreed to indemnify the Underwriters against, and to provide contribution with respect to, certain liabilities, including certain liabilities under the Securities Act.

    The Company and holders of 46,927 shares of Common Stock (and 646,825 shares of Common Stock issuable upon exercise of outstanding stock options) have agreed that they will not sell or otherwise dispose of any Common Stock without the prior written consent of Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days from the date of this Prospectus, except that the Company may, without such consent issue shares upon the exercise of options granted pursuant to the Company's stock option plans, or upon exercise or conversion of other outstanding options or warrants.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the Notes offered hereby are being passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Diego, California. Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Notes offered hereby.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The statements concerning the U.S. federal regulatory process for investigating and obtaining FDA clearance of drugs and medical devices in this Prospectus under the caption "Risk Factors-- Government Regulation; No Assurance of FDA Approval," "Business--Government Regulation" and other references herein relating to such processes have been reviewed and approved by Kleinfeld, Kaplan and Becker, regulatory counsel for the Company, as an expert in such matters, and are included herein in reliance upon that review and approval. In conducting this review, Kleinfeld, Kaplan and Becker assumed the accuracy and adequacy of the factual statements and conclusions in this Prospectus concerning the Company's manufacturing capabilities and procedures, compliance with regulatory requirements, the status of its marketed drugs and drugs under development and the potential significance of such drugs in targeting the disease states identified.

                             ADDITIONAL INFORMATION

    The Company has filed the Registration Statement with the Commission under the Securities Act with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Notes offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or the documents incorporated into the Prospectus by reference, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

              SPIROS-TM- PULMONARY DRY POWDER DRUG DELIVERY SYSTEM

                     [PHOTO OF INDIVIDUAL USING SPIROS-TM-]

    Spiros-TM- is a proprietary dry powder delivery system under development that is designed to aerosolize pharmaceuticals in dry powder formulations for propellant-free delivery to the lungs.

    Spiros-TM- features:

       --  Inspiratory Flow Rate Independence

       --  Minimum Need for Patient Coordination

       --  Absence of Chlorofluorocarbon Propellants

       --  Patient Convenience

    Product candidates based on Spiros-TM- are in various stages of research or development and have not been cleared by the United States Food and Drug Administration for commercial sale. There can be no assurance that the Company's products will be successfully developed or approved by regulatory authorities for commercial sale.

                          [PHOTO OF SPIROS-TM- MODELS]

       Spiros-TM- cassette system, the first to be developed and currently in use in clinical trials with albuterol and beclomethasone; and Spiros-TM- blisterdisk system, being developed for use with drugs sensitive to moisture or light, including macromolecules such as peptides and proteins.


    DURA-VENT-Registered Trademark-, DURA-TAP-Registered Trademark-/PD, Dryhaler-Registered Trademark-, DURA-GEST-Registered Trademark-, ENTEX-Registered Trademark-, RONDEC-Registered Trademark-, RONDEC-TR-Registered Trademark-, NASAREL-Registered Trademark- and NASALIDE-Registered Trademark- are registered trademarks of the Company. The Company claims common law trademark rights to Spiros-TM-, FENESIN-TM-, DURA-VENT/DA-TM-, D.A. CHEWABLE-TM-, D.A.II-TM-, GUAI-VENT/PSE-TM- and Healthco HomeRx-TM-. TORNALATE-Registered Trademark-, is a registered trademark of Sanofi-Winthrop, Inc. CROLOM is a trademark of Bausch & Lomb Pharmaceuticals, Inc. Capastat-Registered Trademark-, Seromycin-Registered Trademark-, Ceclor-Registered Trademark- CD and Keftab-Registered Trademark- are registered trademarks of Eli Lilly and Company. Spinhaler-Registered Trademark- is a registered trademark of Fisons Limited. Turbuhaler-Registered Trademark- is a registered trademark of Astra Pharmaceuticals. Rotohaler-TM- is a trademark of Glaxo Wellcome, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Information Incorporated by Reference.....................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................    8
Use of Proceeds...........................................................   16
Price Range of Common Stock and Dividend Policy...........................   16
Capitalization............................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   19
Business..................................................................   23
Description of Notes......................................................   36
Description of Capital Stock..............................................   45
Certain Federal Income Tax Considerations.................................   48
Underwriting..............................................................   49
Legal Matters.............................................................   50
Experts...................................................................   50
Additional Information....................................................   50


                                  $200,000,000

                                     [LOGO]

                        % CONVERTIBLE SUBORDINATED NOTES
                                    DUE 2002

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                                 JULY   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the registration, issuance and distribution of the securities being registered hereby. All the amounts shown are estimates, except for the registration fee, the listing fee and the NASD filing fee.

Registration fee..................................................  $  69,697
Listing fee.......................................................      5,000
NASD fee........................................................ .     23,500
Trustee's fees and expenses..................................... .     10,000
Printing and engraving expenses................................. .     65,000
Legal fees and expenses......................................... .    150,000
Rating agency fees.............................................. .    130,000
Accounting fees and expenses.................................... .     30,000
Miscellaneous expenses.......................................... .     66,803
                                                                    ---------
    Total....................................................... .  $ 550,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

        (a) Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

        (b) Article VII, Section (1) of the Bylaws of the Company provides that the Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the Delaware General Corporation Law.

        (c) As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article V, Section (A) of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

        (d) The Company intends to enter into indemnification agreements with each of its directors and executive officers, effective upon the reincorporation of the Company in July 1997.

        (e) The Purchase Agreement (Exhibit 1.1 hereto) contains provisions by which the Underwriters have agreed to indemnify the Company, each person, if any, who controls the Company within the meaning of Section 15 of the Act, each director of the Company, and each officer of the Company who signs this Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

        (f) There is directors and officers liability insurance now in effect which insures directors and officers of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    Exhibits.


  EXHIBIT
  NUMBER
-----------
      1.1+   Form of Purchase Agreement.
      4.1+   Form of Indenture, including the form of Notes.
      5.1    Opinion of Brobeck, Phleger & Harrison LLP with respect to the securities being registered.
     12.1    Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
     23.1    Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit 5.1).
     23.2    Independent Auditors' Consent, Deloitte & Touche LLP.
     23.3    Consent of Kleinfeld, Kaplan and Becker.
     24.1++  Power of Attorney.
     25.1    Statement of Eligibility and Qualification of Trustee on Form T-1.


------------------------

 +  To be filed by amendment.


++  Previously filed.


ITEM 17. UNDERTAKINGS.


    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, "thereunto" duly authorized, in the City of San Diego, State of California, on the 15th day of July, 1997.


                                DURA PHARMACEUTICALS, INC.

                                By               /s/ CAM L. GARNER
                                     ------------------------------------------
                                                   Cam L. Garner
                                      CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman, President and
      /s/ CAM L. GARNER           Chief Executive Officer
------------------------------    (Principal Executive         July 15, 1997
        Cam L. Garner             Officer)

                                Senior Vice President,
                                  Finance and
     /s/ JAMES W. NEWMAN          Administration, and
------------------------------    Chief Financial Officer      July 15, 1997
       James W. Newman            (Principal Financial and
                                  Accounting Officer)

    /s/ DAVID S. KABAKOFF
------------------------------  Executive Vice President       July 15, 1997
      David S. Kabakoff           and Director

     /s/ WALTER F. SPATH        Senior Vice President,
------------------------------    Sales and Marketing, and     July 15, 1997
       Walter F. Spath            Director

              *
------------------------------  Director                       July 15, 1997
        James C. Blair

              *
------------------------------  Director                       July 15, 1997
      Herbert J. Conrad

              *
------------------------------  Director                       July 15, 1997
        Joseph C. Cook

              *
------------------------------  Director                       July 15, 1997
        David F. Hale

              *
------------------------------  Director                       July 15, 1997
      Gordon V. Ramseier

              *
------------------------------  Director                       July 15, 1997
       Charles G. Smith




* /s/ CAM L. GARNER

-----------------------------------------


By: Cam L. Garner, Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT                                                                                                 SEQUENTIALLY
   NO.                                             DESCRIPTION                                           NUMBERED PAGE
---------  -------------------------------------------------------------------------------------------  ---------------

    1.1+   Form of Purchase Agreement

    4.1+   Form of Indenture, including the form of Notes

    5.1    Opinion of Brobeck, Phleger & Harrison LLP with respect to the securities being registered

   12.1    Statement Regarding Computation of Ratio of Earnings to Fixed Charges

   23.1    Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit
             5.1)

   23.2    Independent Auditors' Consent, Deloitte & Touche LLP

   23.3    Consent of Kleinfeld, Kaplan and Becker

   24.1++  Power of Attorney

   25.1    Statement of Eligibility and Qualification of Trustee on Form T-1


------------------------

 +  To be filed by amendment.


++  Previously filed.